Exhibit 99.1

KOOKMIN BANK

NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

AND INDEPENDENT AUDITORS’ REPORT

Independent Auditors’ Report

English Translation of a Report Originally Issued in Korean

To the Shareholders and Board of Directors of

Kookmin Bank:

We have audited the accompanying non-consolidated balance sheets of Kookmin Bank (the “Bank”) as of December 31, 2007 and 2006, and the related non-consolidated statements of income, appropriations of retained earnings, changes in shareholders’ equity and cash flows for the years then ended, all expressed in Korean Won. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2007 and 2006, and the results of its operations, the changes in its retained earnings and its shareholders’ equity, and cash flows for the years then ended in conformity with accounting principles generally accepted in the Republic of Korea.

Accounting principles and audit standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and changes in retained earnings and shareholders’ equity, and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and audit standards and their application in practice.

March 3, 2008

Notice to Readers

This report is effective as of March 3, 2008, the auditors’ report date. Certain subsequent events or circumstances may have occurred between the auditors’ report date and the time the auditors’ report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modifications to the auditors’ report.

KOOKMIN BANK

NON-CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2007 AND 2006

	Korean Won
	2007		2006
	(In millions)
ASSETS
Cash and due from banks (Notes 3 and 20)	(Won)	6,544,754	(Won)	6,568,306
Securities (Notes 4 and 20)		30,777,359		29,382,480
Loans (Notes 5, 6, 7 and 20)		171,549,993		149,867,182
Tangible assets (Note 8)		2,298,743		2,137,732
Other assets (Note 9)		7,695,189		7,250,781

	(Won)	218,866,038	(Won)	195,206,481

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES:
Deposits (Notes 10 and 20)	(Won)	138,858,691	(Won)	130,019,916
Borrowings (Notes 11 and 20 )		50,250,481		39,042,684
Other liabilities (Notes 12, 13, 14, 15 and 16)		13,719,105		11,088,924

		202,828,277		180,151,524

SHAREHOLDERS’ EQUITY (Note 17):
Common stock		1,681,896		1,681,896
Capital surplus		6,258,297		6,258,297
Accumulated other comprehensive income		356,412		899,542
Retained earnings		7,741,156		6,215,222

		16,037,761		15,054,957

	(Won)	218,866,038	(Won)	195,206,481

See accompanying notes to non-consolidated financial statements

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Korean Won
	2007		2006
	(In millions except per share amounts)
OPERATING REVENUE:
Interest income:
Interest on due from banks (Note 21)	(Won)	13,007	(Won)	27,973
Interest on securities (Note 21)		1,440,186		1,350,320
Interest on loans (Note 21)		12,146,901		10,652,569

Other interest income		36,522		32,026

		13,636,616		12,062,888

Gain on valuation and disposal of securities:
Gain on valuation of trading securities		3,570		14,113
Gain on disposal of trading securities		95,174		53,230
Gain on disposal of available-for-sale securities		808,396		182,325
Reversal of impairment loss on available-for-sale securities (Note 4)		31,784		84,443

		938,924		334,111

Gain on disposal of loans		27,112		36,311

Foreign exchange trading income		533,862		245,067

Commission income		1,571,103		1,341,814

Fees and commissions from trust accounts (Note 27)		93,406		97,141

Dividends income		10,956		7,492

Other operating income:
Gain on derivatives trading		2,922,375		4,419,007
Gain on valuation of derivatives (Note 19)		1,262,897		935,487
Gain on valuation of fair value hedged items (Notes 10, 11 and 19)		212,295		35,828
Other operating income		72,280		103,728

		4,469,847		5,494,050

Total operating revenues		21,281,826		19,618,874

OPERATING EXPENSES:
Interest expenses:
Interest on deposits (Note 21)		4,144,124		3,433,480
Interest on borrowings (Note 21)		2,449,474		1,796,009
Other interest expenses		81,336		54,991

		6,674,934		5,284,480

Loss on valuation and disposal of securities:
Loss on valuation of trading securities		50,745		7,191
Loss on disposal of trading securities		88,785		48,084
Loss on disposal of available-for-sale securities		24,977		15,283
Impairment loss on available-for-sale securities (Note 4)		75,710		124,266

		240,217		194,824

Loss on valuation and disposal of loans:
Provision for possible loan losses (Note 7)		533,952		1,009,498
Loss on disposal of loans		8,555		17,222

		542,507		1,026,720

Foreign exchange trading losses		309,848		295,880

Commission expenses		593,123		464,400

General and administrative expenses (Note 22)		3,693,254		3,225,155

(Continued)

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Korean Won
	2007		2006
	(In millions except per share amounts)
Other operating expenses:
Provision for acceptances and guarantees losses	(Won)	18,125	(Won)	8,932
Loss on derivatives trading		2,785,890		4,080,808
Loss on valuation of derivatives (Note 19)		1,548,944		1,015,822
Loss on valuation of fair value hedged items (Notes 10, 11 and 19)		4,061		31,517
Other operating expenses		637,537		785,353

		4,994,557		5,922,432

Total operating expenses		17,048,440		16,413,891

OPERATING INCOME		4,233,386		3,204,983
NON-OPERATING REVENUE (Note 23)		444,899		366,293
NON-OPERATING EXPENSES (Note 23)		148,415		163,681

INCOME BEFORE INCOME TAX		4,529,870		3,407,595
INCOME TAX EXPENSE (Note 24)		1,756,027		935,484

NET INCOME (Note 26)	(Won)	2,773,843	(Won)	2,472,111

BASIC NET INCOME PER SHARE (In currency units) (Note 25)	(Won)	8,246	(Won)	7,349

DILUTED NET INCOME PER SHARE (In currency units) (Note 25)	(Won)	8,228	(Won)	7,349

See accompanying notes to non-consolidated financial statements.

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF APPROPRIATIONS OF RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Korean Won
	2007		2006
	(In millions)
RETAINED EARNINGS BEFORE APPROPRIATIONS:
Retained earnings carried forward from prior years	(Won)	95	(Won)	59
Effect on valuation of securities using the equity method		(20,400)		(1,582)
Net income		2,773,843		2,472,111

		2,753,538		2,470,588

APPROPRIATIONS:
Legal reserve (Note 17)		277,400		247,300
Voluntary reserve		1,651,500		994,900
Dividend (Note 17)		824,129		1,227,784
Other reserve		476		509

		2,753,505		2,470,493

UNAPPROPRIATED RETAINED EARNINGS TO BE CARRIED FORWARD TO SUBSEQUENT YEARS	(Won)	33	(Won)	95

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Capital stock		Capital surplus		Capital adjustments		Accumulated other comprehensive income		Retained earnings		Total
	(In millions)

January 1, 2006	(Won)	1,681,896	(Won)	6,254,786	(Won)	(5,772)	(Won)	512,742	(Won)	3,929,948	(Won)	12,373,600
Dividend		—		—		—		—		(184,889)		(184,889)

Retained earnings after appropriations		—		—		—		—		3,745,059		12,188,711
Net income		—		—		—		—		2,472,111		2,472,111
Valuation of available-for-sale securities		—		—		—		372,188		—		372,188
Valuation of held-to-maturity securities		—		—		—		(328)		—		(328)
Valuation of securities using the equity method		—		—		—		14,940		(1,582)		13,358
Exercise of stock option		—		—		(3,888)		—		—		(3,888)
Disposal of treasury stock		—		3,511		9,660		—		—		13,171
Others		—		—		—		—		(366)		(366)

December 31, 2006	(Won)	1,681,896	(Won)	6,258,297	(Won)	—	(Won)	899,542	(Won)	6,215,222	(Won)	15,054,957

January 1, 2007	(Won)	1,681,896	(Won)	6,258,297	(Won)	—	(Won)	899,542	(Won)	6,215,222	(Won)	15,054,957
Dividend		—		—		—		—		(1,227,784)		(1,227,784)

Retained earnings after appropriations		—		—		—		—		4,987,438		13,827,173
Net income		—		—		—		—		2,773,843		2,773,843
Valuation of available-for-sale securities		—		—		—		(518,226)		—		(518,226)
Valuation of held-to-maturity securities		—		—		—		(56)		—		(56)
Valuation of securities using the equity method		—		—		—		(24,848)		(20,400)		(45,248)
Others		—		—		—		—		275		275

December 31, 2007	(Won)	1,681,896	(Won)	6,258,297	(Won)	—	(Won)	356,412	(Won)	7,741,156	(Won)	16,037,761

See accompanying notes to non-consolidated financial statements.

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Korean Won
	2007		2006
	(In millions)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	(Won)	2,773,843	(Won)	2,472,111

Adjustments to reconcile net income to net cash used in operating activities:
Loss on valuation of trading securities		50,745		7,191
Impairment loss on available-for-sale securities		75,710		124,266
Loss on valuation of securities accounted for using the equity method		364		2,813
Provision for possible loan losses		533,952		1,009,498
Depreciation and amortization		422,726		324,373
Loss on disposal of tangible assets		1,598		2,686
Loss on valuation of derivatives		1,548,944		1,015,822
Loss on valuation of fair value hedged items		4,061		31,517
Provision for severance benefits		191,064		165,533
Gain on valuation of trading securities		(3,570)		(14,113)
Reversal of impairment loss on available-for-sale securities		(31,784)		(84,443)
Gain on valuation of securities accounted for using the equity method		(100,064)		(111,407)
Gain on disposal of tangible assets		(10,504)		(10,470)
Gain on valuation of derivatives		(1,262,897)		(935,487)
Gain on valuation of fair value hedged items		(212,295)		(35,828)
Others, net		202,167		225,140

		1,410,217		1,717,091

Changes in assets and liabilities resulting from operations:
Net decrease (increase) in trading securities		(2,464,946)		972,462
Net decrease in available-for-sale securities		776,303		1,308,351
Net increase in held-to-maturity securities		(83,935)		(704,763)
Net decrease in loans		(22,155,347)		(15,383,155)
Net decrease (increase) in accounts receivable		80,770		(1,706,151)
Net increase in accrued income		(93,249)		(168,609)
Net increase in prepaid expenses		(12,496)		(96,431)
Net decrease (increase) in deferred income tax assets		(129,075)		322,584
Net increase in accounts payable		272,287		1,523,331
Net increase (decrease) in accrued expenses		534,793		(92,635)
Net increase in unearned revenues		26,860		7,904
Payment of severance benefits		(24,160)		(16,664)
Net increase in severance insurance deposits		(136,903)		(98,450)
Others, net		378,434		(903,627)

		(23,030,664)		(15,035,853)

Net cash used in operating activities		(18,846,604)		(10,846,651)

(Continued)

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Korean Won
	2007		2006
	(In millions)
CASH FLOWS FROM INVESTING ACTIVITIES:
Net increase in restricted due from banks	(Won)	(730,504)	(Won)	(1,037,901)
Net decrease (increase) in securities accounted for using the equity method		103,858		(20,613)
Disposal of tangible assets		20,176		23,708
Purchase of tangible assets		(489,909)		(364,345)
Disposal of intangible assets		75		—
Disposal of non-business use properties		308		26
Purchase of intangible assets		(80,843)		(45,164)
Net increase in guarantee deposits paid		(139,350)		(4,515)
Net decrease (increase) in domestic exchange settlement debits		208,727		(241,817)

Net cash used in investing activities		(1,107,462)		(1,690,621)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in deposits		8,840,201		3,734,898
Net increase in borrowings		11,075,499		8,809,936
Net increase (decrease) in other liabilities		512,094		(170,300)
Exercise of stock options		—		10,615
Dividend		(1,227,784)		(184,889)

Net cash provided by financing activities		19,200,010		12,200,260

NET DECREASE IN CASH AND DUE FROM BANKS		(754,056)		(337,012)
CASH AND DUE FROM BANKS, BEGINNING OF YEAR		3,287,819		3,624,831

CASH AND DUE FROM BANKS, END OF YEAR (Note 31)	(Won)	2,533,763	(Won)	3,287,819

See accompanying notes to non-consolidated financial statements.

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

1.	GENERAL:

Kookmin Bank (the “Bank”) was established in 1963 under the Citizens National Bank Act to provide and administer funds for financing to the general public and small businesses. Pursuant to the repeal of the Citizens National Bank Act, effective January 5, 1995, the Bank has conducted its operations in accordance with the provisions of the General Banking Act.

The Bank merged with Korea Long Term Credit Bank on December 31, 1998 and with Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd. on August 22, 1999. Also, under the decision of the Financial Supervisory Commission in accordance with the Structural Improvement of the Financial Industry Act, the Bank purchased certain assets, including loans classified as normal or precautionary, and assumed most of the liabilities of Daedong Bank on June 29, 1998. Also, the Bank completed the legal consolidation with Housing and Commercial Bank (“H&CB”) on October 31, 2001 and merged with Kookmin Credit Card Co., Ltd., a majority-owned subsidiary, on September 30, 2003.

The Bank’s shares have been listed on the Korea Stock Exchange since September 1994. As a result of the business combination with H&CB, the former shareholders of the Bank and H&CB received new common shares of the Bank on the basis of a pre-determined ratio. The new common shares of the Bank were listed on the Korea Stock Exchange on November 9, 2001. In addition, the Bank listed its American Depository Shares (“ADS”) on the New York Stock Exchange (“NYSE”) as of November 1, 2001 following the consolidation with H&CB. H&CB listed its ADS on the NYSE as of October 3, 2000 prior to the business combination. As of December 31, 2007, the Bank’s paid-in capital is (Won)1,681,896 million.

The Bank is engaged in the banking, trust, credit card and other relevant businesses according to the provisions of the General Banking Act, Trust Business Act, and Specialized Credit Financial Business Act, respectively. The Bank operates through 1,205 domestic branches and offices (excluding 260 automated teller machine stations) and four overseas branches (excluding two subsidiaries and three offices) as of December 31, 2007.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Non-consolidated Financial Statement Presentation

The Bank maintains its official accounting records in Korean Won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles and banking accounting standards generally accepted in the Republic of Korea. Certain accounting principles and banking accounting standards applied by the Bank that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles and banking accounting practices in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Bank's financial position, results of operations or cash flows, is not presented in the accompanying financial statements.

The significant accounting policies followed by the Bank in preparing the accompanying non-consolidated financial statements are summarized below.

Interest Income Recognition

The Bank applies the accrual basis in recognizing interest income related to deposits, loans and securities, except for non-secured uncollectible receivables. Interest on loans, whose principal or interest is past due at the balance sheet date, is generally not accrued, with the exception of interest on certain loans secured by guarantee of governments or government agencies, or collateralized by bank deposits. When a loan is placed on non-accrual status, previously accrued interest is generally reversed and deducted from current interest income; and future interest income is recognized on the cash basis in accordance with the banking industry accounting standards. As of December 31, 2007 and 2006, the principal amount of loans and securities of which the accrued interest income was not recorded in the accompanying financial statements based on the above criteria amounted to (Won)4,917,003 million and (Won)6,052,684 million, respectively, and the related accrued interest income not recognized amounted to (Won)602,835 million and (Won)527,528 million, respectively.

Classification of Securities

At acquisition, the Bank classifies securities into one of the following categories: trading, available-for-sale, held-to-maturity and securities accounted for using the equity method, depending on marketability, purpose of acquisition and ability to hold. Debt and equity securities that are bought and held for the purpose of selling them in the near term and actively traded are classified as trading securities. Debt securities with fixed and determinable payments and fixed maturity that the Bank has the positive intent and ability to hold to maturity are classified as held-to-maturity securities. Securities that should be accounted for under the equity method are classified as securities accounted for using the equity method. Debt and equity securities not classified as above are categorized as available-for-sale securities.

If the objective and ability to hold securities of the Bank change, available-for-sale securities can be reclassified to held-to-maturity securities and held-to-maturity securities can be reclassified to available-for-sale securities. Whereas, if the Bank sells held-to-maturity securities or exercises early redemption right of securities to issuer in the current year or the proceeding two years, and if it reclassifies held-to-maturity securities to available-for-sale securities, all debt securities that are owned or purchased cannot be classified as held-to-maturity securities. On the other hand, trading securities cannot be recategorized to available-for-sale securities or held-to-maturity securities and vice versa. Nevertheless, trading securities are reclassified to available-for-sale securities only when the trading securities lose their marketability.

Valuation of Securities

(1)	Valuation of Trading Securities

Trading equity and debt securities are initially recognized at acquisition cost plus incidental expenses determined by the individual moving average method (the specified identification method for debt securities). When the face value of trading debt securities differs from their acquisition cost, the effective interest method is applied to amortize the difference over the remaining term of the securities. After initial recognition, if the fair value of trading securities differs from the book value, trading securities are stated at fair value and the resulting valuation gain or loss is included in current operations.

(2)	Valuation of Available-for-sale Securities

Available-for-sale securities are initially recognized at acquisition cost plus incidental expenses, determined by the individual moving average method (the specified identification method for debt securities). The effective interest method is applied to amortize the difference between the face value and the acquisition cost over the remaining term of the debt security. After initial recognition, available-for-sale securities are stated at fair value, with the net unrealized gain or loss presented as gain or loss on valuation of available-for-sale securities in accumulated other comprehensive income, which is charged to current operations in a lump sum at the time of disposal or impairment recognition. Non-marketable equity securities are stated at acquisition cost on the financial statements if the fair value of the securities is not reliably determinable.

If the fair value of equity securities (net asset fair value in case of non-marketable equity securities stated at acquisition cost) is below the acquisition cost and the pervasive evidence of impairment exists, the carrying value is adjusted to fair value and the resulting valuation loss is charged to current operations. If the collectible value of debt securities is below the amortized cost and the pervasive evidence of impairment exists, the carrying value is adjusted to collectible value and the resulting valuation loss is charged to current operations. With respect to impaired securities, any unrealized valuation gain or loss of securities previously included in the accumulated other comprehensive income is reversed.

(3)	Valuation of Held-to-maturity Securities

Held-to-maturity securities are stated at acquisition cost plus incidental expenses, determined by the specific identification method. When the face value of held-to-maturity securities differs from its acquisition cost, the effective interest method is applied to amortize the difference over the remaining term of the securities. If collectible value is below the amortized cost and the pervasive evidence of impairment exists, the carrying value is adjusted to collectible value and the resulting valuation loss is charged to current operations.

(4)	Valuation of Securities Accounted for using the Equity Method

Equity securities held for investment in companies in which the Bank is able to exercise significant influence over the investees (in accordance with the Banking Act, if the Bank holds more than 15 percent of the total issued shares, the Bank is considered being able to exercise significant influence) are accounted for using the equity method. The Bank’s share in net income or net loss of investees is included in current operations. Changes in the retained earnings of investee are reflected in the retained earnings. Changes in the capital surplus, capital adjustments or accumulated other comprehensive income of investee are reflected as gain or loss on valuation of securities accounted for using the equity method in accumulated other comprehensive income.

When the book value of equity securities accounted for using the equity method is less than zero due to the cumulative losses of the investees, the Bank discontinues applying the equity method and does not provide for additional losses. If the investee subsequently reports net income, the Bank resumes applying the equity method only after its share of that net income equals the share of net losses not recognized during the period that the equity method was suspended.

In addition, any gain or loss from the disposal of equity securities of certain consolidated subsidiaries is accounted for as accumulated other comprehensive income resulting from applying the equity method in the balance sheets if the subsidiaries are still consolidated even after the Bank disposes of a portion of equity securities.

(5)	Reversal of Impairment Loss on Available-for-sale Securities and Held-to-maturity Securities

If the reasons for impairment losses on available-for-sale securities no longer exist, the recovery is recorded in current operations under operating revenue up to amount of the previously recognized impairment loss as reversal of impairment loss on available-for-sale securities and any excess is included in accumulated other comprehensive income as gain on valuation of available-for-sale securities. However, if the increases in the fair value of the impaired securities are not regarded as the recovery of the impairment, the increases in the fair value are recorded as gain on valuation of available-for-sale securities in accumulated other comprehensive income. For non-marketable equity securities, which were impaired based on the net asset fair value, the recovery is recorded up to their acquisition cost.

For held-to-maturity securities, the recovery is recorded in current operations under operating revenue within the amount of amortized cost that would have been recorded according to the original schedule if the impairment losses had not been recognized as reversal of impairment loss on held-to-maturity securities.

(6)	Reclassification of Securities

When held-to-maturity securities are reclassified to available-for-sale securities, those securities are accounted for at fair value on the reclassification date and the difference between the fair value and book value is reported in accumulated other comprehensive income as gain or loss on valuation of available-for-sale securities. When available-for-sale securities are reclassified to held-to-maturity securities, gain or loss on valuation of available-for-sale securities, which had been recorded until the reclassification date, continue to be included in accumulated other comprehensive income and be amortized using the effective interest rate method and the amortized amount is charged to interest income until maturity. The difference between the fair value at the reclassification date and face value of the reclassified securities to held-to-maturity securities is amortized using effective interest rate method and the amortized amount is charged to interest income. In addition, when certain trading securities lose their marketability, such securities are reclassified as available-for-sale securities at fair market value as of reclassification date.

Transfer of Securities

When the realization, expiration or sale of the right to obtain the economic benefits arises and the control of securities is lost from the sale of the securities, the unrealized valuation gain or loss of securities included in the accumulated other comprehensive income is added to or deducted from the gain or loss on disposal of securities. The gain or loss is the difference between the net proceeds receivable or received and its carrying value. When securities are transferred without losing control of the securities, the transaction is recorded as secured borrowing transaction.

Allowance for Possible Losses on Credits

The Supervisory Regulation of Banking Business (the “Supervisory Regulation”) legislated by the Financial Supervisory Commission (FSC) requires the Bank to classify all credits into five categories as normal, precautionary, substandard, doubtful, or estimated loss based on borrowers’ repayment capability and historical financial transaction records. The Supervisory Regulation also requires the Bank to provide the minimum rate of loss provision for each category balance using the prescribed minimum percentages as described below.

As required by the Supervisory Regulation, the Bank classifies corporate credits (loans, confirmed acceptances and guarantees) based on borrowers’ capability to repay in consideration of borrowers’ business operation, financial position and future cash flows (Forward Looking Criteria) as well as past due period and status of any bankruptcy proceedings (Historical Repayment Criteria). However, credits to small companies and to households are classified not by evaluating the debt repayment capability of a borrower or customer but by past due period and status of bankruptcy proceedings. The Bank generally classifies all credits to a single borrower in the same category of classification but credits guaranteed or collateralized by bank deposits, real estate or other assets may be classified differently based on the guarantor’s capability to service such guarantee or based on the value of collateral securing such credits.

Based on the Bank’s corporate credit evaluation model, credits to a borrower are classified into 17 grades from AAA to D (AAA, AA+, AA, A, BBB+, BBB, BBB-, BB+, BB, BB-, B+, B, B-, CCC, CC, C and D). Credits of grades of AAA to B are classified as normal, credits of grade B– to CCC as precautionary, credits of grade CC as substandard, credits of grade C as doubtful and credits of grade D as estimated loss. Credits are finally classified reflecting past due period and bankruptcy considerations. An allowance is then calculated on the category balances using the prescribed percentages of 0.85 (0.9 percent for loans to economy-sensitive industries) ~ 6.9 percent for normal, 7 ~ 19.9 percent for precautionary, 20 ~ 49.9 percent for substandard, 50 ~ 99.9 percent for doubtful and 100 percent for estimated loss. However, the Bank does not provide allowances for call loans, bonds bought under resale agreements and inter-bank loans that are classified as normal, as it is not required by the Accounting Standards for the Banking Industry.

In addition, as required by the Supervisory Regulation, based on the classification of household loans and credit card receivables by past due period and status of bankruptcy proceedings, allowance for household loans and credit card receivables are calculated on the category balances using the prescribed percentages of 1 ~ 9.9 percent and 1.5 ~ 14.9 percent for normal, 10 ~19.9 percent and 15 ~ 19.9 percent for precautionary, 20 ~ 54.9 and 20 ~ 59.9 percent for substandard, 55 ~ 99.9 percent and 60 ~ 99.9 percent for doubtful, and 100 percent for estimated loss.

Pursuant to the Supervisory Regulation of Banking Business, the Bank provides allowance for possible losses on confirmed acceptances and guarantees, unconfirmed acceptances and guarantees, and notes endorsed based on the credit classification, minimum rate of loss provision prescribed by the Financial Supervisory Service and the cash conversion factor. In addition, the Bank provides other allowances for the unused credit limit of credit card and unused credit line of consumer and corporate loans based on the cash conversion factor and minimum rate of loss provision prescribed by the Financial Supervisory Service.

Pursuant to the amended Supervisory Regulation, the Bank increased the minimum rate of loss provision for corporate credits in 2007. Due to this change, provision for possible loan losses, allowance for acceptances and guarantees, and other allowance for unused credit limit increased by (Won)125.0 billion, (Won)6.7 billion and (Won)25.2 billion, respectively, and net income for the year then ended decreased by (Won)113.8 billion.

In addition, when an allowance for possible loan losses required by the Supervisory Regulation is less than the amount calculated based on the historical loss rate, which is estimated through objective and reasonable method in accordance with the accounting principle in the Republic of Korea, historical loss rate is reflected in the provision for possible loan losses.

The method and data used for determining the allowances for loan losses based on historical loss rate by the Bank’s lending portfolios are determined as follows:

Lending portfolios	Methodology	Period of historical loss rate	Period of recovery ratio
Impaired corporate loans	DCF & Migration	N/A	N/A
Non-impaired corporate loans	Migration analysis	1 year	5 years
Consumer loans	Migration analysis	1 year	5 years
Credit card loans	Roll-rate analysis	1 year	5 years

Based on the loan portfolios’ nature, lending period, recovery period and other economic factors, the Bank determines the appropriate data period to be used in assessing its historical loss rate and recovery ratio.

Restructuring of Loans

The equity interest in the debtors, net of real estates and/or other assets received as full or partial satisfaction of the Bank’s loans, collected through reorganization proceedings, court mediation or debt restructuring agreements of parties concerned, is recorded at fair value at the time of the restructuring. In cases where the fair value of the assets received are less than the book value of the loan (book value before allowances), the Bank offsets first the book value against allowances for loan losses and then recognizes provisions for loan losses. Impairment losses for loans that were restructured in a troubled debt restructuring involving a modification of terms are computed by the difference between the present value of future cash flows under debt restructuring agreements discounted at effective interest rates at the time when loans are originated and the book value before allowances for loan losses. If the amount of allowances already established is less than the impairment losses, the Bank establishes additional allowances for the difference. Otherwise, the Bank reverses the allowances for loan losses.

Deferred Loan Origination Fees and Costs

The Bank defers loan origination fees associated with originating loans and loan origination costs that have future economic benefits. Loan balances are reported net of these loan origination fees and costs. The deferred loan origination fees and costs are amortized using the effective interest method with the amortization recognized as adjustments to other interest income.

Valuation of Receivables and Payables at Present Value

Receivables and payables incurred through long-term installment transactions, long-term borrowing and lending transactions, and other similar transactions are stated at the present value of expected future cash flows, and the gain or loss on valuation of related receivables and payables is reflected in current operations, unless the difference between nominal value and present value is immaterial. Present value discount or premium is amortized using the effective interest rate method and credited or charged to interest income or interest expense.

Bonds under Resale or Repurchase Agreements

Bonds purchased under resale agreements are recorded as loans and bonds sold under repurchase agreements are recorded as borrowings when the Bank purchases or sells securities under such agreements.

Tangible Assets and Related Depreciation

Tangible assets are recorded at cost or production cost including incidental expenses. Routine maintenance and repairs are expensed as incurred. Expenditures that result in the enhancement of the value or the extension of the useful lives of the facilities involved are capitalized as additions to tangible assets.

Depreciation is computed by using the declining-balance method (straight-line method for building and structures) based on the estimated useful lives of the assets as follows:

Tangible assets	Depreciation method	Estimated useful life
Buildings and structures	Straight-line	40 years
Leasehold improvements	Declining balance	4-5 years
Equipment and vehicles	Declining balance	4-5 years

Intangible Assets and Related Amortization

Intangible assets included in other assets are recorded at the production costs or purchase costs plus incidental expenses less accumulated amortization. Intangible assets are amortized using the straight-line method over the estimated economic useful lives of the related assets or the activity method as follows:

Intangible assets	Depreciation method	Estimated useful life
Goodwill	Straight-line	9 years
Trademarks	Straight-line	5-20 years
Others	Straight-line	3-30 years

The Bank recorded goodwill as a result of the merger with H&CB, as the cost of the merger exceeded the fair value of the net assets acquired. Expenditures incurred in conjunction with the development of new products or technology and others, in which the elements of costs can be individually identified and future economic benefits are probably exerted, are capitalized as development costs. The Bank estimates the useful lives of endowment assets that are beneficial upon usage based on the term of the contract and are classified under other intangible assets.

Valuation Allowance for Non-Business Use Property

Non-business use property included in other assets is recorded when the Bank acquires collateral by foreclosure on the mortgage for loans. If the latest auction price is lower than book value, the difference is provided as a valuation allowance and the valuation loss is charged to current operations. In addition, the difference between the selling price and book value is recorded as a disposition gain or loss.

Recognition of Impairment of Assets

When the book value of assets (other than securities and assets valued at present value) exceeds the collective value of the assets due to obsolescence, physical damage or a sharp decrease in market value and the difference is material, the book value are adjusted to collective value in the balance sheet and the resulting impairment loss is charged to current operations. If the collective value of the assets increases in subsequent years, the increase in value is credited to operations as gain until the collective value equals the book value of assets that would have been determined had no impairment loss been recognized. The Bank assessed the collective value based on expected selling price or appraisal value.

Amortization of Discounts (Premiums) on Debentures

Discounts or premiums on debentures issued are amortized over the period from issuance to maturity using the effective interest rate method. Amortization of discounts or premiums is recognized as interest expense on the debentures.

Contingent Liabilities

A possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Bank is recognized as contingent liabilities when it is probable that an outflow of resources embodying economic benefits required and the amount of the obligation can be measured with sufficient reliability. Where the effect of the time value of money is material, the amount of the liabilities is the present value of the expenditures expected to be required to settle the obligation. In addition, as some or all expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement is recognized as separate assets in the balance sheet and related income may be offset against expense in the income statement.

Accrued Severance Benefits

Employees and directors and temporary employees with at least one year of service as of December 31, 2007 are entitled to receive a lump-sum payment upon termination of their employment with the Bank, based on their length of service and rate of pay at the time of termination. The accrued severance benefits that would be payable assuming all eligible employees and directors were to resign are included in other liabilities.

The Bank has purchased severance benefits insurance, which meets the funding requirement for tax purposes, and made deposits with Kyobo Life Insurance Co., Ltd and others. Withdrawal of these deposits is restricted to the payment of severance benefits. These are presented as a deduction from the accrued severance benefits.

Accounting for Derivative Instruments

The Bank accounts for derivative instruments pursuant to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments. Derivative instruments are classified as used for trading activities or for hedging activities according to their transaction purpose. All derivative instruments are accounted for at fair value with the valuation gain or loss recorded as an asset or liability. If the derivative instrument is not part of a transaction qualifying as a hedge, the adjustment to fair value is reflected in current operations.

The accounting for derivative transactions that are part of a qualified hedge based both on the purpose of the transaction and on meeting the specified criteria for hedge accounting differs depending on whether the transaction is a fair value hedge or a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument designated as hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (hedged item) that is attributable to a particular risk. The gain or loss both on the hedging derivative instruments and on the hedged item attributable to the hedged risk is reflected in current operations. Cash flow hedge accounting is applied to a derivative instrument designated as hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk. The effective portion of gain or loss on a derivative instrument designated as a cash flow hedge is recorded as accumulated other comprehensive income and the ineffective portion is recorded in current operations. The effective portion of gain or loss recorded as accumulated other comprehensive income is reclassified to current earnings in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss in accumulated other comprehensive income is added to or deducted from the asset or the liability.

Accounting for Share-based Payment

The terms of the arrangement for share-based payment transactions provide the Bank with a choice of whether the transaction is settled in cash or by issuing equity instruments. In accordance with the resolution of the Board of Directors on August 23, 2005 to settle the transaction in cash, the compensation cost is recorded in other liabilities (accrued expense). The compensation cost of stock options granted before and after the effective date of the Statements of Korea Accounting Standards No. 22 (Share-based Payment) was measured using the intrinsic value method in accordance with the Interpretations on Financial Accounting Standards 39-35 “Accounting for Stock Options,” and the fair value method, respectively.

National Housing Fund

The Bank, as designated by the Korean government under the Housing Law (former Housing Construction Promotion Law), manages the sources and uses of funds of the National Housing Fund (the “NHF”) and records the related NHF account in other liabilities. In addition, the Bank pays interest to NHF, which is computed by multiplying the average balance of the NHF account by the passbook deposit interest rate.

Accounting for Trust Accounts

The Bank separately maintains the books of accounts and financial statements in connection with the trust operations (the trust accounts) from those of the bank accounts in accordance with the Trust Business Act. When surplus funds are generated through the management of trust assets, such funds are deposited with the Bank and are recorded as due to trust accounts of the bank accounts. Also, the borrowings from the bank account are recorded as due from trust accounts of the bank accounts. The Bank receives fees for operation and management of the trust business and accounts for them as fees and commissions from trust accounts. With respect to certain trust account products, the Bank guarantees the repayment of the principal of the trust accounts and, in certain cases, a fixed rate of return. If income from such trust accounts is insufficient to pay the guaranteed amount, such a deficiency is satisfied by using special reserves maintained in the trust accounts, offsetting trust fee payable to the bank accounts and receiving compensation contributions from the bank accounts of the Bank. If the Bank pays compensating contributions to the guaranteed return trusts to cover such deficiencies, these contributions are reflected as operating expense of the bank accounts and as other income of the trust accounts.

Income Tax Expense

Income tax expense is the amount currently payable for the period added to or deducted from the changes in deferred income taxes. However, deferred income tax assets are recognized only if the future tax benefits from accumulated temporary differences and any tax loss carryforwards are realizable. The difference between the amount currently payable for the period and income tax expense is accounted for as deferred income tax assets or liabilities, which will be charged or credited to income tax expense in the period the related temporary difference reverses in the future. Deferred income tax assets or liabilities are calculated based on the expected tax rate to be applied at the reversal period of the related assets or liabilities. Tax payable and deferred income tax assets or liabilities regarding to certain items are charged or credited directly to related components of shareholders' equity.

Accounting for Foreign Currency Transactions and Translation

The Bank maintains its accounts in Korean Won. Transactions in foreign currencies are recorded in Korean Won based on the basic rate of exchange on the transaction date. The Korean Won equivalent of assets and liabilities denominated in foreign currencies are translated in these financial statements based on the basic rate ((Won)938.20 and (Won)929.60 to US$ 1.00 at December 31, 2007 and 2006, respectively) announced by Seoul Money Brokerage Service, Ltd. or cross rates for other currencies other than U.S. Dollars at the balance sheet dates. Translation gains and losses are credited or charged to operations. Financial statements of overseas branches are translated based on the basic rate at balance sheet dates.

Discontinued Operation

A discontinued operation refers to a component of the Bank that is capable of being distinguished operationally for financial reporting purposes and is capable of being identified as a major line of business or geographical area of operations, and that the Bank, pursuant to a single plan of discontinuance, substantially disposes in its entirety, such as by selling it in a single transaction; sells off its assets and settles its liabilities individually or in small groups; or terminates it through abandonment. The income (loss) from continuing operation and discontinued operation was not distinguished and separately presented as there was no discontinued operation in the prior year and current period.

Application of the Statement of Korea Accounting Standards

The Korea Accounting Standard Board (KASB) under the Korea Accounting Institute (KAI) issued the Statements of Korea Accounting Standards (SKAS) for achieving a set of Korean accounting standards that should be internationally acceptable and comparable based on SKAS Act 92. The Bank adopted SKAS No.1 (Accounting Changes and Error Corrections) through SKAS No. 20 (Related Party Disclosures) (excluding SKAS No. 11 and No. 14) as of or before December 31, 2006, and SKAS No. 11 (Discontinued Operation) and SKAS No. 21 (Preparation and Presentation of Financial Statements) through SKAS No. 25 (Consolidated Financial Statements) have been adopted since January 1, 2007.

With the adoption of SKAS No. 21 (Preparation and Presentation of Financial Statements) and SKAS No. 24 (Preparation and Presentation of Financial Statements [Financial Industry]), the Bank included the statement of changes in shareholders’ equity in the financial statements, and reclassified the components of the balance sheets as follows:

Classification	Before	After
Assets	- Cash and due from banks - Securities - Loans - Fixed assets - Other assets	- Cash and due from banks - Securities - Loans - Tangible assets - Other assets
Liabilities	- Deposits - Borrowings - Debentures - Other liabilities	- Deposits - Borrowings - Other liabilities
Shareholders’ Equity	- Common stock - Capital surplus - Retained earnings - Capital adjustments	- Common stock - Capital surplus - Capital adjustments - Accumulated other comprehensive income - Retained earnings

In addition, a discontinued operation is separately presented in the income statements and extraordinary items are no longer reported separately. The Bank has reclassified the components of the income statements; such as, gains or losses relating to available-for-sale securities and sale of loans that were presented under non-operating revenue (expenses) are currently presented under operating revenue (expenses). According to the amended SKAS No.16 (Tax accounting), refund of prior year’s income tax and additional income tax for prior year that were presented under non-operating revenue (expense) are currently included in income tax expense. The effect of the changes in the classification of the income statement for the year ended December 31, 2007 is as follows (Unit: In millions):

Classification	Before		After		Effect
Operating Revenue	(Won)	20,410,477	(Won)	21,281,826	(Won)	871,349
Operating Expenses		16,926,406		17,048,440		122,034

Operating Income		3,484,071		4,233,386		749,315
Non-operating Revenue		1,312,410		444,899		(867,511)
Non-operating Expenses		752,706		148,415		(604,291)

Income before Income Tax		4,043,775		4,529,870		486,095
Income Tax Expense		1,269,932		1,756,027		486,095

Net Income	(Won)	2,773,843	(Won)	2,773,843	(Won)	—

Basic Net Income per Share (In currency units)	(Won)	8,246	(Won)	8,246	(Won)	—

Diluted Net Income per Share (In currency units)	(Won)	8,228	(Won)	8,228	(Won)	—

(*)	Income from continuing operation was not separately presented as there was no gain (loss) from discontinued operation.

The financial statements for the prior year were restated for comparative purposes due to the application of SKAS NO. 16 (revision), No. 21 and No. 24. The restatement did not affect the previously reported prior year’s net income or shareholders’ equity. The effect of the restatement on the income statement for the year ended December 31, 2006 is as follows (Unit: In millions):

Classification	Before		After		Effect
Operating Revenue	(Won)	19,308,604	(Won)	19,618,874	(Won)	310,270
Operating Expenses		16,236,889		16,413,891		177,002

Operating Income		3,071,715		3,204,983		133,268
Non-operating Revenue		689,085		366,293		(322,792)
Non-operating Expenses		336,714		163,681		(173,033)

Income before Income Tax		3,424,086		3,407,595		(16,491)
Income Tax Expense		951,975		935,484		(16,491)

Net Income	(Won)	2,472,111	(Won)	2,472,111	(Won)	—

Basic Net Income per Share (In currency units)	(Won)	7,349	(Won)	7,349	(Won)	—

Diluted Net Income per Share (In currency units)	(Won)	7,349	(Won)	7,349	(Won)	—

(*)	Income from continuing operation was not separately presented as there was no gain (loss) from discontinued operation.

In addition, the Bank has reclassified the components of the cash flows; such as, changes in available-for-sale securities, held-to-maturity securities and loans that were presented under cash flows from investing activities are currently presented under cash flows from operating activities. The accompanying non-consolidated statement of cash flows for the year ended December 31, 2006, which is presented for comparative purposes, was restated due to the application of SKAS No. 21 and No. 24.

The prior year financial statements were neither restated nor the earnings per share adjusted to reflect the effect of the application of SKAS No. 22 (Share-based Payment) and No. 23 (Earnings per Share), which is in accordance with the transition provision.

3.	CASH AND DUE FROM BANKS:

(1)	Cash and due from banks as of December 31, 2007 and 2006 consisted of (Unit: In millions):

	2007		2006
Cash and checks	(Won)	2,287,607	(Won)	2,725,644
Foreign currencies		189,463		151,406
Due from banks		4,067,684		3,691,256

	(Won)	6,544,754	(Won)	6,568,306

(2)	Due from banks as of December 31, 2007 and 2006 consisted of (Unit: In millions):

Financial institution	Interest (%)	2007		2006
Due from banks in Won:
Bank of Korea	—	(Won)	3,897,542	(Won)	3,195,224
Shinhan Bank and others	0.00~0.10		3,693		9,377
JP Morgan Chase & Co. and others	—		3,920		6,006

			3,905,155		3,210,607

Due from banks in foreign currencies:
Bank of Korea	—	(Won)	88,361	(Won)	75,026
Wachovia Bank, NA. and others	0.00~5.43		74,168		87,235
Qingdao International Bank and others	—		—		318,388

			162,529		480,649

		(Won)	4,067,684	(Won)	3,691,256

(3)	Restricted due from banks as of December 31, 2007 and 2006 consisted of (Unit: In millions):

Financial institution	2007		2006		Reason for restriction
Due from banks in Won:
BOK	(Won)	3,897,542	(Won)	3,195,224	BOK Act
Woori Bank		214		4,605	Escrow account
KB Futures Co., Ltd. and others		2,804		4,492	Futures margin accounts
Korea Exchange				250	Market entry due
Due from banks in foreign currencies:
BOK		88,361		75,026	BOK Act
J.P. Morgan Futures Inc. and others		14,501		890	Futures margin accounts
ICBC NANFANG SUB-BR and others		7,319		—	China’s New Foreign Bank Regulations

	(Won)	4,010,991	(Won)	3,280,487

(4)	Due from banks by financial institution as of December 31, 2007 and 2006 consisted of (Unit: In millions):

Financial institution	2007		2006
Due from banks in Won:
BOK	(Won)	3,897,542	(Won)	3,195,224
Other banks		3,693		9,377
Other financial institution		3,920		6,006

		3,905,155		3,210,607

Due from banks in foreign currencies:
BOK		88,361		75,026
Other banks		72,556		404,733
Other financial institution		1,612		890

		162,529		480,649

	(Won)	4,067,684	(Won)	3,691,256

(5)	Term structure of due from banks as of December 31, 2007 was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Due from banks in Won	(Won)	3,905,054	(Won)	—	(Won)	—	(Won)	101	(Won)	—	(Won)	3,095,155
Due from banks in foreign currencies		162,529				—		—		—		162,529

	(Won)	4,067,583	(Won)	—	(Won)	—	(Won)	101	(Won)	—	(Won)	4,067,684

Term structure of due from banks as of December 31, 2006 was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Due from banks in Won	(Won)	3,206,002	(Won)	4,029	(Won)	475	(Won)	101	(Won)	—	(Won)	3,210,607
Due from banks in foreign currencies		429,521		51,128		—		—		—		480,649

	(Won)	3,635,523	(Won)	55,157	(Won)	475	(Won)	101	(Won)	—	(Won)	3,691,256

4.	SECURITIES:

(1)	Securities as of December 31, 2007 and 2006 consisted of (Unit: In millions):

	2007		2006
Trading securities	(Won)	5,013,286	(Won)	2,589,719
Available-for-sale securities		13,870,764		15,113,898
Held-to-maturity securities		11,042,998		10,939,331
Securities accounted for using the equity method		850,311		739,532

	(Won)	30,777,359	(Won)	29,382,480

(2)	The valuation of securities excluding securities accounted for using the equity method as of December 31, 2007 consisted of (Unit: In millions):

Classification	Face value		Acquisition cost(*)		Adjusted by effective interest rate method		Book value
Trading securities:
Equity securities	(Won)	—	(Won)	58,771	(Won)	—	(Won)	58,224
Beneficiary certificates		192,563		199,332		—		200,355
Government and public bonds		882,707		861,787		864,265		858,293
Finance bonds		3,686,754		3,673,300		3,677,731		3,638,082
Corporate bonds		260,565		259,674		259,222		257,193
Asset-backed securities		1,146		1,133		1,141		1,139

	(Won)	5,023,735	(Won)	5,053,997	(Won)	4,802,359	(Won)	5,013,286

Available-for-sale securities:
Equity securities	(Won)	—	(Won)	955,361	(Won)	—	(Won)	1,165,443
Equity investments		—		24,159		—		24,153
Beneficiary certificates		101,361		101,268		—		102,673
Government and public bonds		3,894,299		3,815,903		3,830,706		3,755,700
Finance bonds		7,367,361		7,346,992		7,351,026		7,259,328
Corporate bonds		1,235,413		1,195,948		1,177,706		1,167,059
Asset-backed securities		728,260		688,102		320,392		363,127
Other debt securities		33,379		24,239		—		33,281

	(Won)	13,360,073	(Won)	14,151,972	(Won)	12,679,830	(Won)	13,870,764

Held-to-maturity securities:
Government and public bonds	(Won)	6,747,919	(Won)	6,575,112	(Won)	6,611,911	(Won)	6,611,911
Finance bonds		1,758,146		1,756,205		1,756,315		1,756,315
Corporate bonds		2,409,986		2,410,960		2,403,786		2,403,786
Asset-backed securities		271,000		270,943		270,986		270,986

	(Won)	11,187,051	(Won)	11,013,220	(Won)	11,042,998	(Won)	11,042,998

(*)	The book value before valuation has been recognized for equity securities classified as available-for-sale.

The valuation of securities excluding securities accounted for using the equity method as of December 31, 2006 consisted of (Unit: In millions):

Classification	Face value		Acquisition cost(*)		Adjusted by effective interest rate method		Book value
Trading securities:
Equity securities	(Won)	—	(Won)	55,871	(Won)	—	(Won)	57,196
Beneficiary certificates		100,285		100,737		—		103,488
Government and public bonds		387,598		375,518		369,206		376,597
Finance bonds		1,961,888		1,953,158		1,955,278		1,951,106
Corporate bonds		101,311		100,947		101,705		101,332

	(Won)	2,551,082	(Won)	2,586,231	(Won)	2,426,189	(Won)	2,589,719

Available-for-sale securities:
Equity securities	(Won)	—	(Won)	1,337,214	(Won)	—	(Won)	1,975,847
Equity investments		—		510		—		3,840
Beneficiary certificates		601,394		601,194		—		608,242
Government and public bonds		3,130,037		3,117,853		3,120,855		3,105,038
Finance bonds		7,830,928		7,767,030		7,793,953		7,782,194
Corporate bonds		1,000,411		965,657		950,345		950,200
Asset-backed securities		991,092		927,660		672,357		671,827
Other debt securities		18,412		8,843		—		16,710

	(Won)	13,572,274	(Won)	14,725,961	(Won)	12,537,510	(Won)	15,113,898

Held-to-maturity securities:
Government and public bonds	(Won)	6,708,303	(Won)	6,633,496	(Won)	6,644,907	(Won)	6,644,907
Finance bonds		2,208,000		2,208,271		2,208,185		2,208,185
Corporate bonds		1,879,779		1,887,352		1,881,270		1,881,270
Asset-backed securities		205,000		204,906		204,969		204,969

	(Won)	11,001,082	(Won)	10,934,025	(Won)	10,939,331	(Won)	10,939,331

(*)	The book value before valuation has been recognized for equity securities classified as available-for-sale.

The fair values of trading and available-for sale debt securities in Won were assessed by applying the average of base prices as of balance sheet dates, provided by the bond pricing service institutions.

The fair value of the available-for-sale non-marketable equity securities such as Korea Housing Guarantee Co., Ltd. and 21 others, and the restricted available-for-sale marketable equity securities such as Hyundai Engineering and Construction Co., Ltd. and 3 others were reliably measured by an independent appraisal institute using reasonable judgment. The fair value was determined based on more than one valuation models such as Discounted Cash Flow (DCF) Model, Imputed Market Value (IMV) Model, Discounted Free Cash Flow to Equity (FCFE) Model, Dividend Discount (DD) Model and Risk Adjusted Discounted Cash Flow (RADCF) Model depending on the equity securities.

(3)	Available-for-sale securities, which were not valuated at fair value as of December 31, 2007 and 2006 were as follows (Unit: In millions):

Company	2007		2006
Bad Bank Harmony (preferred stock)	(Won)	33,896	(Won)	58,848
Non-performing Asset Management Fund		23,650		—
Korea Asset Management Corp.		15,667		15,667
Samsung Life Insurance Co., Ltd.		7,479		7,479
Korea Highway Corp.		6,248		6,248
Tianjin Samsung Opto_Electronics		916		908
CLS		871		5,128
CMB Hankang Cable TV Co., Ltd.		835		835
Solomon Credit Information Co., Ltd.		791		791
Others		6,623		15,549

	(Won)	96,976	(Won)	111,453

(4)	The impairment loss and the reversal of impairment loss on available-for-sale securities for the years ended December 31, 2007 and 2006 were as follows (Unit: In millions):

	2007				2006
	Impairment		Reversal		Impairment		Reversal
Equity securities	(Won)	7,341	(Won)	—	(Won)	16,953	(Won)	83,485
Equity investments		2		23,650		1		—
Corporate bonds		—		—		—		958
Asset-backed securities		68,367		8,134		107,312		—

	(Won)	75,710	(Won)	31,784	(Won)	124,266	(Won)	84,443

(5)	Structured notes relating to stock and interest rate and credit risk and bonds with call option as of December 31, 2007 was as follows (Unit: In millions):

	Won		Foreign currencies		Total
Structured notes relating to stock:
Convertible bonds	(Won)	—	(Won)	468	(Won)	468

Structured notes relating to interest rate:
Long-term government bond floating rates notes (“FRN”)		145,015		—		145,015
Others		110,035		—		110,035

		255,050		—		255,050

Structured notes relating to Credit:
Synthetic CDO		—		17,412		17,412

Bonds with call option		16,000		—		16,000

	(Won)	271,050	(Won)	17,880	(Won)	288,930

Structured notes relating to stock, interest rate and credit risk bonds with call option as of December 31, 2006 were as follows (Unit: In millions):

	Won		Foreign currencies		Total
Structured notes relating to stock:
Convertible bonds	(Won)	—	(Won)	24,121	(Won)	24,121

Structured notes relating to interest rate:
Long-term government bond FRN		378,840		—		378,840
Dual indexed FRN		19,931		—		19,931
Inverse FRN		20,115		—		20,115
Others		110,236		—		110,236

		529,122		—		529,122

Structured notes relating to Credit:
Synthetic CDO		—		9,290		9,290

Bonds with call option		20,000		—		20,000

	(Won)	549,122	(Won)	33,411	(Won)	582,533

(6)	Private beneficiary certificates included in beneficiary certificates of available-for-sale securities as of December 31, 2007 and 2006 were composed of (Unit: In millions):

	2007		2006
Stocks	(Won)	43,474	(Won)	90,874
Government and public bonds		1,955		115,929
Finance bonds		77,085		359,282
Corporate bonds		1,065		27,943
Asset-backed securities		—		10,000
Call loans		6,076		48,091
Others		22,629		59,878

Assets		152,284		711,997
Liabilities		138		2,504

	(Won)	152,146	(Won)	709,493

(7)	The portfolio of securities excluding securities accounted for using the equity method, by industry, as of December 31, 2007 and 2006 were as follows (Unit: In millions):

	2007			2006
By industry type	Amount		Percentage (%)	Amount		Percentage (%)
Trading securities:
Government and government-invested public companies	(Won)	1,089,568	21.73	(Won)	479,367	18.51
Financial and insurance		3,874,691	77.29		2,063,151	79.67
Others		49,027	0.98		47,201	1.82

	(Won)	5,013,286	100.00	(Won)	2,589,719	100.00

Available-for-sale securities:
Government and government-invested public companies	(Won)	4,227,736	30.48	(Won)	3,662,749	24.24
Financial institutions		8,420,589	60.71		10,413,843	68.90
Others		1,222,439	8.81		1,037,306	6.86

	(Won)	13,870,764	100.00	(Won)	15,113,898	100.00

Held-to-maturity securities:
Government and government-invested public companies	(Won)	8,715,996	78.93	(Won)	8,406,232	76.84
Financial institutions		2,257,301	20.44		2,503,154	22.88
Others		69,701	0.63		29,945	0.28

	(Won)	11,042,998	100.00	(Won)	10,939,331	100.00

(8)	The portfolio of securities excluding securities accounted for using the equity method, by security type, as of December 31, 2007 and 2006 were as follows (Unit: In millions):

	2007			2006
By security type	Amount		Percentage (%)	Amount		Percentage (%)
Trading securities:
Stocks	(Won)	58,224	1.16	(Won)	57,196	2.21
Fixed rate bonds		4,719,666	94.14		2,328,953	89.93
Floating rate bonds		35,041	0.70		100,082	3.86
Beneficiary certificates		200,355	4.00		103,488	4.00

	(Won)	5,013,286	100.00	(Won)	2,589,719	100.00

Available-for-sale securities:
Stocks	(Won)	1,165,443	8.40	(Won)	1,975,847	13.07
Fixed rate bonds		11,478,627	82.75		11,215,054	74.20
Floating rate bonds		602,988	4.35		579,663	3.84
Subordinated bonds		463,131	3.34		690,028	4.57
Convertible bonds		468	0.00		24,121	0.16
Beneficiary certificates		102,673	0.74		608,242	4.02
Others		57,434	0.42		20,943	0.14

	(Won)	13,870,764	100.00	(Won)	15,113,898	100.00

Held-to-maturity securities:
Fixed rate bonds	(Won)	10,954,917	99.20	(Won)	10,879,331	99.45
Floating rate bonds		88,081	0.80		60,000	0.55

	(Won)	11,042,998	100.00	(Won)	10,939,331	100.00

(9)	The portfolio of securities excluding securities accounted for using the equity method, by country, as of December 31, 2007 and 2006 were as follows (Unit: In millions):

	2007			2006
By country type	Amount		Percentage (%)	Amount		Percentage (%)
Trading securities:
Korea	(Won)	5,013,286	100.00	(Won)	2,589,719	100.00

Available-for-sale securities:
Korea	(Won)	13,666,140	98.52	(Won)	15,019,533	99.38
USA		96,463	0.70		27,794	0.18
India		26,842	0.20		9,685	0.07
UK		22,022	0.16		4,605	0.03
Kazakhstan		17,631	0.13		—	—
Russia		17,004	0.12		33,573	0.22
Japan		8,802	0.06		—	—
Ireland		8,030	0.06		9,290	0.06
Bangladesh		4,079	0.03		1,583	0.01
China		1,912	0.01		1,894	0.01
Others		1,839	0.01		5,941	0.04

	(Won)	13,870,764	100.00	(Won)	15,113,898	100.00

Held-to-maturity securities:
Korea	(Won)	11,014,917	99.75	(Won)	10,939,331	100.00
USA		28,081	0.25		—	—

	(Won)	11,042,998	100.00	(Won)	10,939,331	100.00

(10)	Term structure of securities except for stocks and equity investments in available-for-sale and held-to-maturity securities as of December 31, 2007 was as follows (Unit: In millions):

	Due in 1 year or less		Due after 1 year through 5 years		Due after 5 years through 10 years		More than 10 years		Total
Available-for-sale securities:
Fair value	(Won)	3,388,686	(Won)	8,981,074	(Won)	213,651	(Won)	97,757	(Won)	12,681,168
Held-to-maturity securities:
Book value		1,679,184		6,704,311		2,630,804		28,699		11,042,998
Fair value		1,671,746		6,505,130		2,477,642		25,639		10,680,157

Term structure of securities except for stocks and equity investments in available-for-sale and held-to-maturity securities as of December 31, 2006 was as follows (Unit: In millions):

	Due in 1 year or less		Due after 1 year through 5 years		Due after 5 years through 10 years		More than 10 years		Total
Available-for-sale securities:
Fair value	(Won)	5,150,081	(Won)	7,685,231	(Won)	261,419	(Won)	37,480	(Won)	13,134,211
Held-to-maturity securities:
Book value		3,211,790		5,276,939		2,450,602		—		10,939,331
Fair value		3,207,704		5,229,016		2,440,235		—		10,876,955

(11)	Acquisition of common stocks of Visa Inc.

Before October 2007, Visa enterprise consisted of the regional incorporated Visa organizations (i.e. Visa USA, Visa Canada, Visa Europe) and unincorporated Visa International Service Association (i.e. Visa AP, Visa LAC and Visa CEMEA). In October 2007, Visa Inc. was established with the restructuring of the Visa enterprise and is planning to go public through an initial public offering (IPO) in 2008. As a part of Visa restructuring, members of the regional Visa organizations exchanged their respective membership interests for common stock of Visa Inc.

In relation to Visa restructuring, as a member of Visa International Service Association, the Bank received 1,995,930 common shares of Visa Inc. In accordance with the stock exchange agreements, a part of the common shares will be reimbursed in cash at the time of the IPO, and the sale of the remaining shares will be restricted for a period of three years.

The Bank considered the acquisition of the common shares of Visa Inc. as an exchange for the existing membership interest. The Bank estimated the acquisition cost of the newly acquired common shares based on the financial statements of Visa Inc. since the market value of independent appraisal institutes was not available. Thus, with respect to the transaction, the Bank recorded W39,343 million of available-for-sale securities as of December 31, 2007.

(12)	Securities accounted for using the equity method as of December 31, 2007 was summarized as follows (Unit: In millions):

	No. of shares	Ownership (%)	Acquisition cost		Net asset value		Book value
Domestic stocks:
KB Investment Co., Ltd.	8,951,293	99.99	(Won)	155,384	(Won)	104,735	(Won)	104,735
KB Futures Co., Ltd.	3,999,200	99.98		19,996		30,117		30,117
KB Data System Co., Ltd.	799,960	99.99		8,001		21,059		16,707
KB Real Estate Trust	15,999,930	99.99		76,103		116,381		116,411
KB Asset Management	6,134,040	80.00		39,015		77,001		77,001
KB Credit Information	1,249,040	99.73		14,291		40,416		40,057
KB Life Insurance Co., Ltd.	7,140,000	51.00		35,826		25,978		—
KLB Securities Co., Ltd. (*1)	4,854,713	36.41		10,316		—		—
Jooeun Industrial Co., Ltd. (*1)	1,999,910	99.99		23,994		—		—
ING Life Insurance Korea Co., Ltd.	1,162,200	14.90		75,818		140,914		140,914
Balhae Infrastructure Fund (*2)	8,425,031	12.61		85,714		87,135		87,135
Korea Credit Bureau Co., Ltd. (*3)	180,000	9.00		4,500		2,836		2,836

				548,958		646,572		615,913

Foreign stocks:
Kookmin Bank Singapore Ltd. (*1)	30,000,000	100.00		19,468		—		1,629
Kookmin Finance Asia Ltd. (HK) (*1)	700,000	100.00		7,489		—		228
Kookmin Bank Int’l Ltd. (London)	20,000,000	100.00		36,884		60,966		60,966
Kookmin Bank Hong Kong Ltd.	2,000,000	100.00		49,782		76,562		76,562
Sorak Financial Holdings PTE Ltd.	1,422,216	25.00		79,216		85,234		85,234

				192,839		222,762		224,619

Equity investments:
KB06-1 Venture Investment Partnership	200	50.00		10,000		9,779		9,779

			(Won)	751,797	(Won)	879,113	(Won)	850,311

Securities accounted for using the equity method as of December 31, 2006 were summarized as follows (Unit: In millions):

	No. of shares	Ownership (%)	Acquisition cost		Net asset value		Book value
Domestic stocks:
KB Investment Co., Ltd.	8,951,293	99.99	(Won)	155,384	(Won)	94,443	(Won)	94,443
KB Futures Co., Ltd.	3,999,200	99.98		19,996		28,077		28,077
KB Data System Co., Ltd.	799,960	99.99		8,001		17,603		14,609
KB Real Estate Trust	15,999,930	99.99		76,103		99,539		99,544
KB Asset Management	6,134,040	80.00		39,015		65,271		65,271
KB Credit Information	1,249,040	99.73		14,291		35,314		34,735
KB Life Insurance Co., Ltd.	3,060,000	51.00		15,426		16,271		—
KLB Securities Co., Ltd. (*1)	4,854,713	36.41		10,316		—		—
Jooeun Industrial Co., Ltd. (*1)	1,999,910	99.99		23,994		—		—
ING Life Insurance Korea Co., Ltd.	1,400,000	20.00		21,769		123,587		123,587
Balhae Infrastructure Fund (*2)	4,486,305	12.61		45,126		45,589		45,589
Korea Credit Bureau Co., Ltd. (*3)	180,000	9.00		4,500		3,297		3,297

				433,921		528,991		509,152

Foreign stocks:
Kookmin Bank Singapore Ltd. (*1)	30,000,000	100.00		18,173		—		1,614
Kookmin Finance Asia Ltd. (HK) (*1)	700,000	100.00		7,420		—		226
Kookmin Bank Int’l Ltd. (London)	20,000,000	100.00		35,900		56,496		56,496
Kookmin Bank Hong Kong Ltd.	2,000,000	100.00		49,326		72,130		72,130
Sorak Financial Holdings PTE Ltd.	1,422,216	25.00		73,947		87,299		87,299

				184,766		215,925		217,765

Equity investments:
Pacific IT Investment Partnership (*4)	700	50.00		6,252		1,958		1,958
NPC02-4 Kookmin Venture Fund (*4)	70	33.33		7,000		8,204		8,204
KB06-1 Venture Investment Partnership	50	50.00		2,500		2,453		2,453

				15,752		12,615		12,615

			(Won)	634,439	(Won)	757,531	(Won)	739,532

(*1)	KLB Securities Co., Ltd., Jooeun Industrial Co., Ltd., Kookmin Bank Singapore Ltd. and Kookmin Finance Asia, Ltd. are all in the process of liquidation as of December 31, 2007.
(*2)	The Bank may exercise its voting right at the board meeting or at an equally significant decision making body of the investee.
(*3)	The Bank has significant influence in electing the board member who may participate in the decision making process relating to the financial and business policy of the investee.
(*4)	The liquidation of Pacific IT Investment Partnership and NPC02-4 Kookmin Venture Fund has been finalized in 2007.

(13)	The valuation of securities accounted for using the equity method for the year ended December 31, 2007 was as follows (Unit: In millions):

	Book value before valuation		Acquisition (disposition)		Dividend		Foreign exchange trading income (loss)		Equity gain (loss) on investment		Other comprehensive income (loss)		Retained earnings		Book value after valuation
Domestic stocks:
KB Investment Co., Ltd.	(Won)	94,443	(Won)	—	(Won)	(2,238)	(Won)	—	(Won)	13,204	(Won)	(674)	(Won)	—	(Won)	104,735
KB Futures Co., Ltd.		28,077		—		(1,200)		—		3,240		—		—		30,117
KB Data System Co., Ltd. (*1)		14,609		—		(800)		—		2,898		—		—		16,707
KB Real Estate Trust		99,544		—		(12,000)		—		28,876		(9)		—		116,411
KB Asset Management		65,271		—		(6,134)		—		17,789		75		—		77,001
KB Credit Information (*2)		34,735		—		(187)		—		5,509		—		—		40,057
KB Life Insurance Co., Ltd. (*1 and 3)		—		20,400		—		—		—		—		(20,400)		—
KLB Securities Co., Ltd. (*3)		—		—		—		—		—		—		—		—
Jooeun Industrial Co., Ltd. (*3)		—		—		—		—		—		—		—		—
ING Life Insurance Korea Co., Ltd.		123,587		27,914		—		—		9,132		(19,719)		—		140,914
Balhae Infrastructure Fund		45,589		40,588		(1,603)		—		2,561		—		—		87,135
Korea Credit Bureau Co., Ltd.		3,297		—		—		—		(190)		(271)		—		2,836

		509,152		88,902		(24,162)		—		83,019		(20,598)		(20,400)		615,913

Foreign stocks:
Kookmin Bank Singapore Ltd.		1,614		—		—		15		—		—		—		1,629
Kookmin Finance Asia Ltd. (HK)		226		—		—		2		—		—		—		228
Kookmin Bank Int’l Ltd. (London)		56,496		—		—		1,547		3,002		(79)		—		60,966
Kookmin Bank Hong Kong Ltd.		72,130		—		—		668		5,050		(1,286)		—		76,562
Sorak Financial Holdings PTE Ltd.		87,299		—		(3,251)		6,057		6,540		(11,411)		—		85,234

		217,765		—		(3,251)		8,289		14,592		(12,776)		—		224,619

	Book value before valuation		Acquisition (disposition)		Dividend		Foreign exchange trading income (loss)		Equity gain (loss) on investment		Other comprehensive income (loss)		Retained earnings		Book value after valuation
Equity investments:
Pacific IT Investment Partnership	(Won)	1,958	(Won)	(1,958)	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—
NPC02-4 Kookmin Venture Fund		8,204		(7,083)		(3,443)		—		2,263		59		—		—
KB06-1 Venture Investment Partnership		2,453		7,500		—		—		(174)		—		—		9,779

		12,615		(1,541)		(3,443)		—		2,089		59		—		9,779

	(Won)	739,532	(Won)	87,361	(Won)	(30,856)	(Won)	8,289	(Won)	99,700	(Won)	(33,315)	(Won)	(20,400)	(Won)	850,311

The valuation of securities accounted for using the equity method for the year ended December 31, 2006 was as follows (Unit: In millions):

	Book value before valuation		Acquisition (disposition)		Dividend		Foreign currency translation gain (loss)		Equity gain (loss) on investment		Other comprehensive income (loss)		Retained earnings		Book value after valuation
Domestic stocks:
KB Investment Co., Ltd.	(Won)	85,462	(Won)	—	(Won)	(2,238)	(Won)	—	(Won)	10,974	(Won)	245	(Won)	—	(Won)	94,443
KB Futures Co., Ltd.		27,312		—		(1,000)		—		1,823		(58)		—		28,077
KB Data System Co., Ltd. (*1)		15,582		—		(2,399)		—		1,426		—		—		14,609
KB Real Estate Trust		81,068		—		—		—		18,337		139		—		99,544
KB Asset Management		52,485		—		(6,134)		—		18,909		11		—		65,271
KB Credit Information (*2)		27,837		—		(624)		—		7,522		—		—		34,735
KB Life Insurance Co., Ltd. (*1 and 3)		—		—		—		—		—		1,582		(1,582)		—
KLB Securities Co., Ltd. (*3)		—		—		—		—		—		—		—		—
Jooeun Industrial Co., Ltd. (*3)		—		—		—		—		—		—		—		—
ING Life Insurance Korea Co., Ltd.		77,529		—		—		—		31,308		14,750		—		123,587
Balhae Infrastructure Fund		—		45,126		(11)		—		474		—		—		45,589
Korea Credit Bureau Co., Ltd.		—		4,500		—		—		(1,203)		—		—		3,297

		367,275		49,626		(12,406)		—		89,570		16,669		(1,582)		509,152

	Book value before valuation		Acquisition (disposition)		Dividend		Foreign currency translation gain (loss)		Equity gain (loss) on investment		Other comprehensive income (loss)		Retained earnings		Book value after valuation
Foreign stocks:
Kookmin Bank Singapore Ltd.	(Won)	1,759	(Won)	—	(Won)	—	(Won)	(145)	(Won)	—	(Won)	—	(Won)	—	(Won)	1,614
Kookmin Finance Asia Ltd. (HK)		246		—		—		(20)		—		—		—		226
Kookmin Bank Int’l Ltd. (London)		50,523		—		—		2,237		4,262		(526)		—		56,496
Kookmin Bank Hong Kong Ltd.		69,958		—		—		(5,760)		8,044		(112)		—		72,130
Sorak Financial Holdings PTE Ltd.		82,401		—		(6,009)		(438)		7,065		4,280		—		87,299

		204,887		—		(6,009)		(4,126)		19,371		3,642		—		217,765

Equity investments:
KICO No. 2 Venture Investment Partnership		130		(93)		—		—		(37)		—		—		—
KICO No. 3 Venture Investment Partnership		147		(117)		—		—		(30)		—		—		—
Pacific IT Investment Partnership		4,950		(1,496)		—		—		(1,496)		—		—		1,958
NPC02-4 Kookmin Venture Fund		12,128		(3,000)		(2,129)		—		1,263		(58)		—		8,204
KB06-1 Venture Investment Partnership		—		2,500		—		—		(47)		—		—		2,453

		17,355		(2,206)		(2,129)		—		(347)		(58)		—		12,615

	(Won)	589,517	(Won)	47,420	(Won)	(20,544)	(Won)	(4,126)	(Won)	108,594	(Won)	20,253	(Won)	(1,582)	(Won)	739,532

(*1)	The significant unrealized income eliminated for the years ended December 31, 2007 and 2006 were as follows (Unit: In millions):

	Related accounts	2007		2006
KB Data System Co., Ltd.	Tangible assets (sales)	(Won)	1,390	(Won)	914
KB Life Insurance Co., Ltd.	Commissions (deferred acquisition cost)		20,855		3,730

		(Won)	22,245	(Won)	4,644

(*2)	The difference between the cost of the investment and the amount of the underlying equity in the net assets of KB Credit Information amounting to (Won)1,128 million, which resulted from the additional purchase of shares in October 2004, is amortized over 5 years using the straight-line method and credited to the gain on valuation of securities accounted for using the equity method. As a result, (Won)226 million were credited to current operation for the years ended December 31, 2007 and 2006, respectively, and the balance of the difference amounts to (Won)394 million and (Won)620 million as of December 31, 2007 and 2006, respectively.

(*3)	The equity method is no longer applied to securities of KLB Securities Co., Ltd. and Jooeun Industrial Co., Ltd. due to accumulated deficit, and to securities of KB Life Insurance Co., Ltd. due to unrealized income elimination, which led to a decrease in the book value below zero.

The unrecognized accumulated deficit and change due to the equity method as of December 31, 2007 was as follows (Unit: In millions):

	Deficit		Change due to equity method		Total
KLB Securities Co., Ltd.	(Won)	4,148	(Won)	—	(Won)	4,148
Jooeun Industrial Co., Ltd.		64,001		—		64,001
KB Life Insurance Co., Ltd.		23,157		14,583		37,740

	(Won)	91,306	(Won)	14,583	(Won)	105,889

The unrecognized accumulated deficit and change due to the equity method as of December 31, 2006 was as follows (Unit: In millions):

	Deficit		Change due to equity method		Total
KLB Securities Co., Ltd.	(Won)	4,148	(Won)	—	(Won)	4,148
Jooeun Industrial Co., Ltd.		72,686		—		72,686
KB Life Insurance Co., Ltd.		27,217		3,436		30,653

	(Won)	104,051	(Won)	3,436	(Won)	107,487

(14)	Significant financial data of companies of which stocks were accounted for using the equity method as of and for the year ended December 31, 2007 was as follows (Unit: In millions):

	Assets		Liabilities		Sales		Net income (loss)
KB Investment Co., Ltd.	(Won)	107,867	(Won)	3,126	(Won)	22,217	(Won)	13,204
KB Futures Co., Ltd.		126,143		96,020		15,184		3,241
KB Data System Co., Ltd.		49,116		28,056		79,125		4,257
KB Real Estate Trust		259,049		142,668		69,980		28,851
KB Asset Management		104,926		8,675		53,527		22,235
KB Credit Information		47,620		7,095		59,820		5,304
KB Life Insurance Co., Ltd.		1,166,081		1,115,143		577,273		892
Jooeun Industrial Co., Ltd.		81,921		145,924		194,071		9,129
ING Life Insurance Korea Co., Ltd.		12,127,088		11,181,360		3,444,537		42,064
Balhae Infrastructure Fund		692,375		1,102		24,259		20,319
Korea Credit Bureau Co., Ltd.		36,662		5,147		22,671		(2,418)
Kookmin Bank Int’l Ltd. (London)		415,878		354,912		27,048		3,002
Kookmin Bank Hong Kong Ltd.		397,041		320,479		33,146		5,601
Sorak Financial Holdings PTE Ltd.		5,426,808		5,085,873		639,013		26,724
KB06-1 Venture Investment Partnership		19,561		3		175		(348)

Audited or reviewed financial statements as of December 31, 2007 were used for the application of the equity method, except for Jooeun Industrial Co., Ltd., Balhae Infrastructure Fund, Korea Credit Bureau Co., Ltd. and KB06-1 Venture Investment Partnership, of which unaudited financial statements as of December 31, 2007 were used for the application of the equity method, and ING Life Insurance Korea Co., Ltd. and Sorak Financial Holdings PTE Ltd. of which unaudited financial statements as of November 30, 2007 were used for the application of the equity method. The significant events from the closing dates of the investees to that of the Bank were properly reflected in applying the equity method. There was no material exception as a result of analytical review, such as analysis of major accounts to assess reliability of those financial statements.

Significant financial data of companies of which stocks were accounted for using the equity method as of and for the year ended December 31, 2006 was as follows (Unit: In millions):

	Assets		Liabilities		Sales		Net income (loss)
KB Investment Co., Ltd.	(Won)	96,296	(Won)	1,848	(Won)	20,030	(Won)	10,974
KB Futures Co., Ltd.		67,145		39,062		11,487		1,824
KB Data System Co., Ltd.		33,471		15,868		67,588		2,277
KB Real Estate Trust		206,392		106,853		66,122		18,424
KB Asset Management		92,220		10,631		44,826		23,636
KB Credit Information		43,938		8,529		71,532		7,329
KB Life Insurance Co., Ltd.		700,438		668,535		409,302		4,187
Jooeun Industrial Co., Ltd.		110,193		182,882		64,404		2,253
ING Life Insurance Korea Co., Ltd.		9,635,249		9,017,312		3,149,367		156,539
Balhae Infrastructure Fund		362,440		4,410		6,404		3,765
Korea Credit Bureau Co., Ltd.		42,826		6,193		13,963		(5,645)
Kookmin Bank Int'l Ltd. (London)		315,938		259,442		20,634		3,736
Kookmin Bank Hong Kong Ltd.		395,935		323,805		27,568		7,963
Sorak Financial Holdings PTE Ltd.		5,197,633		4,848,437		680,311		33,189
Pacific IT Investment Partnership		1,986		28		—		(1,496)
NPC02-4 Kookmin Venture Fund		24,852		240		5,459		3,790
KB06-1 Venture Investment Partnership		5,067		162		67		(95)

Audited or reviewed financial statements as of December 31, 2006 were used for the application of the equity method, except for Pacific IT Investment Partnership, Balhae Infrastructure Fund, Korea Credit Bureau Co., Ltd. and KB06-1 Venture Investment Partnership of which unaudited financial statements as of December 31, 2006 were used for the application of the equity method, and ING Life Insurance Korea Co., Ltd. and Sorak Financial Holdings PTE Ltd., of which unaudited financial statements as of November 30, 2006 were used for the application of the equity method. The significant events from the closing dates of the investees to that of the Bank were properly reflected in applying the equity method. There was no material exception as a result of analytical review, such as analysis of major accounts to assess reliability of those financial statements.

(15)	Changes in accumulated other comprehensive income for the year ended December 31, 2007 were as follows (Unit: In millions):

	Beginning		Increase (Decrease)		Disposal (Realization)		Ending
Gain on valuation of available-for-sale securities:
Equity securities	(Won)	846,123	(Won)	157,634	(Won)	(548,546)	(Won)	455,211
Debt securities in Won		22,669		(109,321)		(4,433)		(91,085)
Debt securities in foreign currencies		4,010		(9,480)		(899)		(6,369)
Beneficiary certificates		5,050		775		(4,807)		1,018
Others		5,704		851		—		6,555

		883,556		40,459		(558,685)		365,330

Gain on valuation of held-to-maturity securities:
Debt securities in Won		98		—		(56)		42

Gain (loss) on valuation of securities accounted for using the equity method		15,888		(23,384)		(1,464)		(8,960)

	(Won)	899,542	(Won)	17,075	(Won)	(560,205)	(Won)	356,412

Changes in accumulated other comprehensive income for the year ended December 31, 2006 were as follows (Unit: In millions):

	Beginning		Increase (Decrease)		Disposal (Realization)		Ending
Gain on valuation of available-for-sale securities:
Equity securities	(Won)	454,250	(Won)	470,552	(Won)	(78,679)	(Won)	846,123
Debt securities in Won		32,614		(3,203)		(6,742)		22,669
Debt securities in foreign currencies		5,867		1,671		(3,528)		4,010
Beneficiary certificates		16,858		4,894		(16,702)		5,050
Others		1,779		3,925		—		5,704

		511,368		477,839		(105,651)		883,556

Gain on valuation of held-to-maturity securities:
Debt securities in Won		426		—		(328)		98

Gain on valuation of securities accounted for using the equity method		948		15,522		(582)		15,888

	(Won)	512,742	(Won)	493,361	(Won)	(106,561)	(Won)	899,542

(16)	Securities provided as collateral as of December 31, 2007 were as follows (Unit: In millions):

Provided to	Book value		Collateral amount		Provided for
Korea Securities Depository & others	(Won)	7,100,192	(Won)	7,150,000	Bonds sold under repurchase agreements
BOK		532,709		540,000	Borrowings from BOK
BOK		319,623		332,200	Overdrafts and settlement risk
Samsung Futures & others		649,187		664,000	Derivative settlement
Others		12		1,628	Other

	(Won)	8,601,723	(Won)	8,687,828

Securities provided as collateral as of December 31, 2006 were as follows (Unit: In millions):

Provided to	Book value		Collateral amount		Provided for
Korea Securities Depository & others	(Won)	7,070,657	(Won)	7,100,000	Bonds sold under repurchase agreements
BOK		725,902		725,700	Borrowings from BOK
BOK		330,294		330,600	Overdrafts and settlement risk
Samsung Futures & others		294,760		307,500	Derivative settlement
Others		402		1,628	Other

	(Won)	8,422,015	(Won)	8,465,428

(17)	Securities lent as of December 31, 2007 and 2006 were as follows (Unit: In millions):

	2007		2006		Provided to
Government and public bonds	(Won)	68,609	(Won)	119,614	Korea Securities Depository and others
Finance bonds		—		23,671	Korea Securities Depository

	(Won)	68,609	(Won)	143,285

5.	LOANS:

(1)	Loans as of December 31, 2007 and 2006 consisted of (Unit: In millions):

	2007		2006
Call loans	(Won)	1,665,800	(Won)	1,247,109
Domestic import usance bill		1,710,427		1,256,747
Credit card receivables		10,435,991		8,667,740
Bills bought in foreign currencies		1,622,013		1,270,314
Bills bought in Won		152,009		16,587
Bonds purchased under repurchase agreements		—		500,000
Loans		152,049,279		131,579,881
Factoring receivables		20,638		30,948
Advances for customers		28,695		19,209
Private placed bonds		6,186,180		7,499,208
Loans for debt-equity swap		1,968		1,968

		173,873,000		152,089,711
Allowance for possible loan losses		(2,501,865)		(2,360,867)
Deferred loan origination fees and costs		178,858		138,338

	(Won)	171,549,993	(Won)	149,867,182

(2)	Loans in Won and loans in foreign currencies as of December 31, 2007 and 2006 were as follows (Unit: In millions):

		2007		2006
Loans in Won:
Commercial	Working capital loans
	General purpose loans	(Won)	34,401,542	(Won)	27,161,083
	Notes discounted		1,287,720		697,235
	Overdraft accounts		376,219		286,724
	Trading notes		786,364		612,305
	Others		6,656,691		4,297,074

			43,508,536		33,054,421

	Facilities loans
	General facilities loans		11,210,650		5,107,519
	Others		1,191,002		995,730

			12,401,652		6,103,249

			55,910,188		39,157,670

Households	General purpose loans		47,210,192		45,946,145
	Housing loans		41,189,639		39,007,176
	Remunerations on mutual installment savings		88,781		147,672
	Others		406,234		416,103

			88,894,846		85,517,096

Public sector	Public operation loans		1,430,050		894,178
	Public facilities loans		24,450		3,687

			1,454,500		897,865

Other	Property formation loans		702		1,013
	Others		690		1,173

			1,392		2,186

			146,260,926		125,574,817

Loans in foreign currencies:
	Domestic funding loans		4,671,798		4,441,975
	Overseas funding loans		658,087		429,836
	Inter-bank loans		458,468		1,133,253

			5,788,353		6,005,064

		(Won)	152,049,279	(Won)	131,579,881

(3)	Loans in Won and loans in foreign currencies, classified by borrower type, as of December 31, 2007 were as follows (Unit: In millions):

By borrower type	Loans in Won		Loans in foreign currencies		Total		Percentage (%)
Large corporations	(Won)	6,238,814	(Won)	4,037,145	(Won)	10,275,959	6.76
Small and medium corporations		49,671,375		1,553,023		51,224,398	33.69
Households		88,896,238		54,302		88,950,540	58.50
Others		1,454,499		143,883		1,598,382	1.05

	(Won)	146,260,926	(Won)	5,788,353	(Won)	152,049,279	100.00

Loans in Won and loans in foreign currencies, classified by borrower type, as of December 31, 2006 were as follows (Unit: In millions):

By borrower type	Loans in Won		Loans in foreign currencies		Total		Percentage (%)
Large corporations	(Won)	2,783,921	(Won)	3,795,539	(Won)	6,579,460	5.00
Small and medium corporations		36,373,749		758,998		37,132,747	28.22
Households		85,519,282		46,069		85,565,351	65.03
Others		897,865		1,404,458		2,302,323	1.75

	(Won)	125,574,817	(Won)	6,005,064	(Won)	131,579,881	100.00

(4)	Loans classified by borrower’s country or region as of December 31, 2007 were as follows (Unit: In millions):

By country	Loans in Won		Loans in foreign currencies		Others		Total		Percentage (%)
Korea	(Won)	146,260,926	(Won)	5,314,559	(Won)	21,441,992	(Won)	173,017,477	99.51
Southeast Asia		—		25,480		—		25,480	0.01
China		—		36,552		—		36,552	0.02
Japan		—		307,026		86		307,112	0.18
Central and South America		—		4,750		3		4,753	0.00
USA		—		8,359		2,034		10,393	0.01
Others		—		91,627		379,606		471,233	0.27

	(Won)	146,260,926	(Won)	5,788,353	(Won)	21,823,721	(Won)	173,873,000	100.00

Loans classified by borrower’s country or region as of December 31, 2006 were as follows (Unit: In millions):

By country	Loans in Won		Loans in foreign currencies		Others		Total		Percentage (%)
Korea	(Won)	125,574,817	(Won)	5,749,511	(Won)	20,430,801	(Won)	151,755,129	99.79
Southeast Asia		—		25,525		1		25,526	0.02
China		—		7,019		—		7,019	0.00
Japan		—		172,447		78		172,525	0.11
Central and South America		—		4,142		1		4,143	0.00
USA		—		84		2,438		2,522	0.00
Others		—		46,336		76,511		122,847	0.08

	(Won)	125,574,817	(Won)	6,005,064	(Won)	20,509,830	(Won)	152,089,711	100.00

(5)	Loans classified by industry as of December 31, 2007 were as follows (Unit: In millions):

By industry	Loans in Won		Loans in foreign currencies		Others		Total		Percentage (%)
Corporations:
Finance and insurance	(Won)	1,578,760	(Won)	588,884	(Won)	2,500,193	(Won)	4,667,837	2.69
Manufacturing		14,627,954		2,138,794		4,668,057		21,434,805	12.33
Services		24,477,777		1,855,042		1,616,239		27,949,058	16.07
Others		16,470,984		1,144,938		3,789,517		21,405,439	12.31
Households		88,896,238		54,302		8,962,915		97,913,455	56.31
Public sector		209,213		6,393		286,800		502,406	0.29

	(Won)	146,260,926	(Won)	5,788,353	(Won)	21,823,721	(Won)	173,873,000	100.00

Loans classified by industry as of December 31, 2006 were as follows (Unit: In millions):

By industry	Loans in Won		Loans in foreign currencies		Others		Total		Percentage (%)
Corporations:
Finance and insurance	(Won)	622,860	(Won)	1,181,085	(Won)	2,727,468	(Won)	4,531,413	2.98
Manufacturing		11,148,580		1,624,177		4,371,916		17,144,673	11.27
Services		16,337,444		920,649		1,799,334		19,057,427	12.53
Others		11,779,703		2,226,334		3,728,378		17,734,415	11.66
Households		85,519,282		46,069		7,504,999		93,070,350	61.20
Public sector		166,948		6,750		377,735		551,433	0.36

	(Won)	125,574,817	(Won)	6,005,064	(Won)	20,509,830	(Won)	152,089,711	100.00

(6)	Loans to financial institutions as of December 31, 2007 were as follows (Unit: In millions):

	Bank		Other financial institutions		Total
Loans in Won	(Won)	—	(Won)	1,578,760	(Won)	1,578,760
Loans in foreign currencies		458,468		130,416		588,884
Others		1,739,639		760,554		2,500,193

	(Won)	2,198,107	(Won)	2,469,730	(Won)	4,667,837

Loans to financial institutions as of December 31, 2006 were as follows (Unit: In millions):

	Bank		Other financial institutions		Total
Loans in Won	(Won)	—	(Won)	622,860	(Won)	622,860
Loans in foreign currencies		1,133,253		47,832		1,181,085
Others		1,780,151		947,317		2,727,468

	(Won)	2,913,404	(Won)	1,618,009	(Won)	4,531,413

(7)	The classification of asset quality for loans as of December 31, 2007 is summarized as follows (Unit: In millions):

	Normal		Precautionary		Substandard		Doubtful		Estimated loss		Total
Call loans	(Won)	1,665,800	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	1,665,800
Domestic import usance bill		1,682,026		17,315		10,050		407		629		1,710,427
Credit card receivables		10,193,580		152,011		734		46,861		42,805		10,435,991
Bills bought (*)		1,768,121		3,073		144		1,223		1,461		1,774,022
Loans		149,645,593		1,246,799		508,281		432,921		215,685		152,049,279
Factoring receivables		20,638		—		—		—		—		20,638
Advances for customers		673		1,368		20,742		562		5,350		28,695
Privately placed bonds		6,178,619		2,961		2,720		—		1,880		6,186,180
Loans for debt-equity swap		—		—		—		1,968		—		1,968

	(Won)	171,155,050	(Won)	1,423,527	(Won)	542,671	(Won)	483,942	(Won)	267,810	(Won)	173,873,000

The classification of asset quality for loans as of December 31, 2006 is summarized as follows (Unit: In millions):

	Normal		Precautionary		Substandard		Doubtful		Estimated loss		Total
Call loans	(Won)	1,247,109	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	1,247,109
Domestic import usance bill		1,210,010		16,025		26,497		3,126		1,089		1,256,747
Credit card receivables		8,341,239		215,089		648		71,227		39,537		8,667,740
Bills bought (*)		1,283,897		2,338		283		297		86		1,286,901
Bond purchased under repurchase agreements		500,000		—		—		—		—		500,000
Loans		128,711,695		1,484,362		667,689		474,730		241,405		131,579,881
Factoring receivables		30,948		—		—		—		—		30,948
Advances for customers		133		508		8,753		1,833		7,982		19,209
Privately placed bonds		7,498,067		—		650		—		491		7,499,208
Loans for debt-equity swap		—		—		—		1,968		—		1,968

	(Won)	148,823,098	(Won)	1,718,322	(Won)	704,520	(Won)	553,181	(Won)	290,590	(Won)	152,089,711

(*)	Bill bought in Won included

(8)	The term structure of loans as of December 31, 2007 was as follows (Unit: In millions):

	Loans in Won		Loans in foreign currencies		Others		Total
Due in 3 months or less	(Won)	15,517,553	(Won)	729,464	(Won)	12,294,291	(Won)	28,541,308
Due after 3 months through 6 months		16,554,146		1,034,815		1,657,411		19,246,372
Due after 6 months through 1 year		31,947,618		604,734		2,738,213		35,290,565
Due after 1 year through 2 years		14,196,004		1,326,638		3,331,225		18,853,867
Due after 2 years through 3 years		17,208,889		604,309		780,289		18,593,487
Due after 3 years through 4 years		2,989,649		723,408		635,933		4,348,990
Due after 4 years through 5 years		2,645,414		166,622		57,991		2,870,027
More than 5 years		45,201,653		598,363		328,368		46,128,384

	(Won)	146,260,926	(Won)	5,788,353	(Won)	21,823,721	(Won)	173,873,000

The term structure of loans as of December 31, 2006 was as follows (Unit: In millions):

	Loans in Won		Loans in foreign currencies		Others		Total
Due in 3 months or less	(Won)	15,122,967	(Won)	1,471,927	(Won)	10,008,593	(Won)	26,603,487
Due after 3 months through 6 months		14,837,648		997,738		1,537,897		17,373,283
Due after 6 months through 1 year		30,049,634		788,702		2,532,032		33,370,368
Due after 1 year through 2 years		10,138,015		346,373		2,654,949		13,139,337
Due after 2 years through 3 years		11,764,066		1,172,993		2,498,390		15,435,449
Due after 3 years through 4 years		4,847,371		200,535		226,555		5,274,461
Due after 4 years through 5 years		2,399,378		647,661		706,345		3,753,384
More than 5 years		36,415,738		379,135		345,069		37,139,942

	(Won)	125,574,817	(Won)	6,005,064	(Won)	20,509,830	(Won)	152,089,711

(9)	Disposal of loans

The Bank disposed loans amounting to (Won)205,789 million of principal to KB 9th Securitization Specialty Co., Ltd., loans amounting to (Won)173,846 million of principal to KB 10th Securitization Specialty Co., Ltd. and loans amounting to (Won)550,000 million of principal to KB Bond 1st Securitization Specialty Co., Ltd., and recognized a gain of (Won)23,112 million, a loss of (Won)8,468 million and a loss of (Won)87 million, respectively, for the year ended December 31, 2007. In addition, the Bank disposed written-off loans to Asia Capital, and recognized a gain of (Won)4,000 million for the year ended December 31, 2007.

(10)	Credit card receivables as collateral

The Bank offers the credit card receivables amounting to (Won)542,603 million and (Won)253,591 million (before deducting the allowance) as collateral for the transaction of credit card receivables to SPC as of December 31, 2007 and 2006, respectively.

(11)	The changes in deferred loan origination fees and costs for the year ended December 31, 2007 were as follows (Unit: In millions):

	Beginning		Increase		Decrease		Ending
Deferred loan origination fees and costs	(Won)	138,338	(Won)	84,713	(Won)	44,193	(Won)	178,858

6.	RESTRUCTURED LOANS:

(1)	The loans that were restructured by means of principal reduction, debt-equity swap, interest reduction because of workouts for the year ended December 31, 2007 were as follows (Unit: In millions):

	Amount before restructuring		Principal exemption		Conversion to equity securities		Interest reduction		Extension of maturity
Workout plan	(Won)	129,543	(Won)	—	(Won)	12,691	(Won)	5,094	(Won)	111,758
Debt restructuring		1,071		—		—		—		1,071

	(Won)	130,614	(Won)	—	(Won)	12,691	(Won)	5,094	(Won)	112,829

The loans that were restructured by means of principal reduction, debt-equity swap, interest reduction because of workouts for the year ended December 31, 2006 were as follows (Unit: In millions):

	Amount before restructuring		Principal exemption		Conversion to equity securities		Interest reduction		Extension of maturity
Composition	(Won)	6,178	(Won)	—	(Won)	—	(Won)	—	(Won)	6,178
Workout plan		236,287		301		4,083		25,374		206,529
Debt restructuring		894		—		—		—		894

	(Won)	243,359	(Won)	301	(Won)	4,083	(Won)	25,374	(Won)	213,601

(2)	Changes in the present value discounts relating to the outstanding restructured loans for the year ended December 31, 2007 were as follows (Unit: In millions):

	Amount		Present value discounts
			Beginning balance		Addition		Deduction		Ending balance
Court receivership	(Won)	6,586	(Won)	1,034	(Won)	—	(Won)	570	(Won)	464
Composition		9,885		1,275		558		1,083		750
Workout plan		51,161		6,867		9,117		12,825		3,159
Others		22,312		2,837		28		1,457		1,408

	(Won)	89,944	(Won)	12,013	(Won)	9,703	(Won)	15,935	(Won)	5,781

Changes in the present value discounts relating to the outstanding restructured loans for the year ended December 31, 2006 were as follows (Unit: In millions):

	Amount		Present value discounts
			Beginning balance		Addition		Deduction		Ending balance
Court receivership	(Won)	9,336	(Won)	2,035	(Won)	1,034	(Won)	2,035	(Won)	1,034
Composition		13,143		2,238		1,689		2,652		1,275
Workout plan		111,064		11,371		11,206		15,710		6,867
Others		32,470		4,371		—		1,534		2,837

	(Won)	166,013	(Won)	20,015	(Won)	13,929	(Won)	21,931	(Won)	12,013

If the loans are restructured by means of reduction of interest rates, cash flows of fixed rate loans are discounted by effective interest rates originally agreed upon and cash flows of floating rate loans are discounted by interest rates determined by adding a credit risk premium, which is calculated at the restructuring date, assuming that debtors’ credit at the origination date is effective to the restructuring date, to a benchmark interest rate. The difference between the book value and the present value is presented as an allowance for possible loan losses.

7.	ALLOWANCE FOR POSSIBLE LOAN LOSSES:

(1)	The allowance for possible loan losses as of December 31, 2007 is summarized as follows (Unit: In millions):

	Normal		Precautionary		Substandard		Doubtful		Estimated loss		Total
Domestic import usance bill	(Won)	14,470	(Won)	1,447	(Won)	4,676	(Won)	203	(Won)	629	(Won)	21,425
Credit card receivables		152,904		22,802		147		28,116		42,805		246,774
Bills bought (*)		15,137		229		29		750		1,461		17,606
Loans		1,416,806		128,737		106,704		273,135		215,685		2,141,067
Factoring receivables		1,484		—		—		—		—		1,484
Advances for customers		6		96		9,297		281		5,350		15,030
Privately placed bonds		53,873		214		544		—		1,880		56,511
Loans for debt-equity swap		—		—		—		1,968		—		1,968

	(Won)	1,654,680	(Won)	153,525	(Won)	121,397	(Won)	304,453	(Won)	267,810	(Won)	2,501,865

The allowance for possible loan losses as of December 31, 2006 is summarized as follows (Unit: In millions):

	Normal		Precautionary		Substandard		Doubtful		Estimated loss		Total
Domestic import usance bill	(Won)	8,470	(Won)	1,653	(Won)	12,677	(Won)	2,977	(Won)	1,089	(Won)	26,866
Credit card receivables		129,619		32,263		130		42,736		39,537		244,285
Bills bought (*)		8,987		259		57		182		86		9,571
Loans		1,146,535		169,033		143,955		307,982		241,405		2,008,910
Factoring receivables		2,910		—		—		—		—		2,910
Advances for customers		1		36		4,096		1,124		7,982		13,239
Privately placed bonds		52,486		—		161		—		491		53,138
Loans for debt-equity swap		—		—		—		1,948		—		1,948

	(Won)	1,349,008	(Won)	203,244	(Won)	161,076	(Won)	356,949	(Won)	290,590	(Won)	2,360,867

(*)	Bill bought in won included

(2)	The changes in allowance for possible loan losses for the years ended December 31, 2007 and 2006 were as follows (Unit: In millions):

	2007		2006
Beginning balance (*1)	(Won)	2,463,079	(Won)	2,500,777
Provision for possible loan losses		533,952		1,009,498
Reclassification from other allowances (*2)		(174)		304,954
Collection of previously written-off loans		530,637		474,278
Repurchase of NPLs sold		763		5,897
Sales of loans		(70,198)		(115,222)
Loans written-off		(822,794)		(1,693,468)
Exemption of loans		(4,691)		(4,582)
Debt-equity swap		(11,037)		—
Changes in exchange rates and others		(3,540)		(19,053)

Ending balance (*1)	(Won)	2,615,997	(Won)	2,463,079

(*1)	Allowance for possible loan losses includes present value discounts amounting to (Won)5,781 million and (Won)12,013 million as of December 31, 2007 and 2006, respectively, and allowances for other assets amounting to (Won)114,132 million and (Won)102,212 million, respectively.
(*2)

Other allowances for credit lines to Kookmin Card 16th Securitization Specialty Co., Ltd. and FNSTAR 3rd Securitization Special Co., Ltd. amounting to (Won)159,888 million and (Won)145,066 million, respectively, were transferred to allowances for possible loan losses for the year ended December 31, 2006.

(3)	The allowance for possible losses on other assets as of December 31, 2007 and 2006 are summarized as follows (Unit: In millions):

	2007		2006
Suspense receivable	(Won)	6,250	(Won)	7,425
Uncollected guarantee deposits for rent		2,745		4,847
Settlement costs for financial accident		94,221		87,122
Derivative instruments		4,631		2,597
Others		6,285		221

	(Won)	114,132	(Won)	102,212

(4)	The allowance for possible loan losses compared to total loans, net of present value discount, is summarized as follows (Unit: In millions):

	Loans	Allowance for possible loan losses	Percentage (%)
December 31, 2007	173,873,000	2,501,865	1.44
December 31, 2006	152,089,711	2,360,867	1.55
December 31, 2005	138,139,657	2,453,275	1.78

8.	TANGIBLE ASSETS:

(1)	Tangible assets as of December 31, 2007 and 2006 consisted of (Unit: In millions):

	2007		2006
Tangible assets	(Won)	3,951,893	(Won)	3,855,268
Less: accumulated depreciation		(1,636,783)		(1,702,001)
accumulated impairment loss		(16,367)		(15,535)

	(Won)	2,298,743	(Won)	2,137,732

(2)	Tangible assets as of December 31, 2007 consisted of (Unit: In millions):

	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Book value
Land	(Won)	994,544	(Won)	—	(Won)	6,751	(Won)	987,793
Buildings		1,054,106		204,644		9,616		839,846
Leasehold improvements		289,086		217,947		—		71,139
Equipment and vehicles		1,608,012		1,214,192		—		393,820
Construction in progress		6,145		—		—		6,145

	(Won)	3,951,893	(Won)	1,636,783	(Won)	16,367	(Won)	2,298,743

Tangible assets as of December 31, 2006 consisted of (Unit: In millions):

	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Book value
Land	(Won)	984,270	(Won)	—	(Won)	7,115	(Won)	977,155
Buildings		986,420		181,228		8,420		796,772
Leasehold improvements		233,156		177,676		—		55,480
Equipment and vehicles		1,648,763		1,343,097		—		305,666
Construction in progress		2,659		—		—		2,659

	(Won)	3,855,268	(Won)	1,702,001	(Won)	15,535	(Won)	2,137,732

(3)	The changes in book value of tangible assets for the year ended December 31, 2007 were as follows (Unit: In millions):

	Beginning		Acquisition		Replacement		Disposal		Depreciation		Impairment		Change in foreign currencies		Ending
Land	(Won)	977,155	(Won)	16,548	(Won)	2,617	(Won)	7,399	(Won)	—	(Won)	(1,154)	(Won)	26	(Won)	987,793
Buildings		796,772		12,334		58,056		1,717		22,987		(1,831)		(781)		839,846
Leasehold improvements		55,480		314		60,796		294		45,174		—		17		71,139
Equipment and vehicles		305,666		335,758		—		1,816		245,845		—		57		393,820
Construction in progress		2,659		124,955		(121,469)		—		—		—		—		6,145

	(Won)	2,137,732	(Won)	489,909	(Won)	—	(Won)	11,226	(Won)	314,006	(Won)	(2,985)	(Won)	(681)	(Won)	2,298,743

The changes in book value of tangible assets for the year ended December 31, 2006 were as follows (Unit: In millions):

	Beginning		Acquisition		Replacement		Disposal		Depreciation		Impairment		Change in foreign currencies		Ending
Land	(Won)	979,413	(Won)	3,349	(Won)	2,873	(Won)	8,151	(Won)	—	(Won)	(290)	(Won)	(39)	(Won)	977,155
Buildings		774,519		5,745		49,422		6,289		22,059		(4,449)		(117)		796,772
Leasehold improvements		44,363		113		45,504		142		34,337		—		(21)		55,480
Equipment and vehicles		239,795		254,835		—		22,915		165,986		—		(63)		305,666
Construction in progress		155		100,303		(97,799)		—		—		—		—		2,659

	(Won)	2,038,245	(Won)	364,345	(Won)	—	(Won)	37,497	(Won)	222,382	(Won)	(4,739)	(Won)	(240)	(Won)	2,137,732

(4)	The published value of the land was (Won)1,402,681 million and (Won)1,307,078 million as of December 31, 2007 and 2006, respectively, based on the Laws on Disclosure of Land Price and Valuation of Land

(5)	Tangible assets, which have been insured as of December 31, 2007 and 2006 were as follows (Unit: In millions):

Type of insurance	Asset insured	2007		2006		Insurance company
Property composite	Buildings	(Won)	895,795	(Won)	829,507	Samsung Fire & Marine Insurance Co., Ltd. & others
	Leasehold improvements		153,126		120,043
	Equipment and vehicles		368,641		196,152

		(Won)	1,417,562	(Won)	1,145,702

9.	OTHER ASSETS:

(1)	Other assets as of December 31, 2007 and 2006 consisted of (Unit: In millions):

	2007		2006
Guarantee deposits paid	(Won)	1,303,888	(Won)	1,166,454
Accounts receivable		2,064,500		2,145,266
Accrued income		1,260,212		1,166,963
Prepaid expenses		98,143		79,594
Deferred income tax assets (Note 24)		146,491		23,886
Derivatives assets (Note 19)		1,652,756		1,260,748
Domestic exchange settlement debits		753,523		962,250
Intangible assets		337,307		371,312
Non-business use assets		—		499
Less: valuation allowance		—		(169)
Sundry assets		192,501		176,190
Less: Allowances for other assets losses		(114,132)		(102,212)

	(Won)	7,695,189	(Won)	7,250,781

(2)	Intangible assets as of December 31, 2007 consisted of (Unit: In millions):

	Acquisition cost		Accumulated amortization		Book value
Goodwill	(Won)	705,108	(Won)	483,129	(Won)	221,979
Others		195,193		79,865		115,328

	(Won)	900,301	(Won)	562,994	(Won)	337,307

Intangible assets as of December 31, 2006 consisted of (Unit: In millions):

	Acquisition cost		Accumulated amortization		Book value
Goodwill	(Won)	705,108	(Won)	404,784	(Won)	300,324
Others		125,502		54,514		70,988

	(Won)	830,610	(Won)	459,298	(Won)	371,312

(3)	The changes in intangible assets for the year ended December 31, 2007 were as follows (Unit: In millions):

	Beginning		Increase		Decrease		Ending
Goodwill	(Won)	300,324	(Won)	—	(Won)	78,345	(Won)	221,979
Others		70,988		80,843		36,503		115,328

	(Won)	371,312	(Won)	80,843	(Won)	114,848	(Won)	337,307

The changes in intangible assets for the year ended December 31, 2006 were as follows (Unit: In millions):

	Beginning		Increase		Decrease		Ending
Goodwill	(Won)	378,669	(Won)	—	(Won)	78,345	(Won)	300,324
Others		19,435		75,199		23,646		70,988

	(Won)	398,104	(Won)	75,199	(Won)	101,991	(Won)	371,312

(4)	Non-business use properties as of December 31, 2006 consisted of (Unit: In millions):

	Acquisition cost		Valuation allowance		Book value
Non-business use land	(Won)	18	(Won)	12	(Won)	6
Non-business use building		481		157		324

	(Won)	499	(Won)	169	(Won)	330

(5)	Sundry assets as of December 31, 2007 and 2006 consisted of (Unit: In millions):

	2007		2006
Receivables on cash sent to other banks	(Won)	100	(Won)	410
Supplies		21,261		18,608
Deposit money to court (*)		16,089		14,883
Unsettled foreign currency		25,672		27,303
Suspense receivable		128,780		114,684
Others		599		302

	(Won)	192,501	(Won)	176,190

(*)	Securities are included in deposit money to court of which book value, face value and fair value are (Won)10,299 million, (Won)10,587 million and (Won)12,818 million, respectively.

10.	DEPOSITS:

(1)	Deposits as of December 31, 2007 and 2006 consisted of (Unit: In millions):

	2007		2006
Demand deposits	(Won)	47,950,172	(Won)	50,113,689
Time deposits		73,290,876		70,326,526
Negotiable certificates of deposits		17,617,643		9,579,701

	(Won)	138,858,691	(Won)	130,019,916

(2)	Details of deposits as of December 31, 2007 and 2006 consisted of (Unit: In millions):

	2007		2006
Demand deposits in Won:
Checking deposits	(Won)	122,495	(Won)	231,953
Household checking deposits		373,938		477,770
Temporary deposits		3,501,046		4,066,769
Passbook deposits		15,531,698		15,176,852
Public fund deposits		199,358		199,948
National Treasury deposits		4,437		2,641
General savings deposits		17,846,651		20,826,726
Corporate savings deposits		9,500,554		8,302,353
Nonresident’s deposit in Won		50,569		45,343

		47,130,746		49,330,355

Demand deposits in foreign currencies:
Checking deposits		52,954		43,875
Passbook deposits		761,365		736,034
Temporary deposits		1,514		2,378
Other		3,593		1,047

		819,426		783,334

	(Won)	47,950,172	(Won)	50,113,689

	2007		2006
Time deposits in Won
Time deposits	(Won)	61,808,649	(Won)	57,138,595
Installment savings deposits		859,989		1,097,474
Property formation savings		472		541
Workers’ savings for housing		2		2
Time and savings deposits of non-residents in Won		199,675		171,636
Long-term savings deposits for workers		3,294		4,334
Long-term housing savings deposits		3,505,814		3,057,236
Long-term savings for households		2,245		3,711
Workers’ preferential savings deposits		57,760		530,867
Mutual installment deposits		3,038,971		3,833,573
Mutual installment for housing		2,973,114		3,842,727

		72,449,985		69,680,696
Loss (gain) on valuation of fair value hedged item (current year portion)		(1,427)		3,740
Loss (gain) on valuation of fair value hedged item (prior year portion)		1,607		(2,133)

		72,450,165		69,682,303

Time deposits in foreign currencies:
Time deposits		840,131		643,404
Installment savings deposits		445		620
Others		135		199

		840,711		644,223

	(Won)	73,290,876	(Won)	70,326,526

Negotiable certificates of deposits	(Won)	17,617,643	(Won)	9,579,701

(3)	Deposits with financial institutions as of December 31, 2007 and 2006 were as follows (Unit: In millions):

	Financial institutions	2007		2006
Demand deposits & time deposits	Banks	(Won)	3,510,187	(Won)	630,490
	Others		6,637,257		3,068,235

			10,147,444		3,698,725

Negotiable certificates of deposits	Banks		147,783		3,935
	Others		4,930,409		6,304,672

			5,078,192		6,308,607

		(Won)	15,225,636	(Won)	10,007,332

(4)	Term structure of deposits as of December 31, 2007 was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Demand deposits	(Won)	47,950,172	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	47,950,172
Time deposits		25,060,079		12,130,325		27,564,502		5,015,650		3,520,320		73,290,876
Negotiable certificate of deposits		7,123,647		4,370,178		5,742,012		381,806		—		17,617,643

	(Won)	80,133,898	(Won)	16,500,503	(Won)	33,306,514	(Won)	5,397,456	(Won)	3,520,320	(Won)	138,858,691

Term structure of deposits as of December 31, 2006 was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Demand deposits	(Won)	50,113,689	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	50,113,689
Time deposits		23,902,305		9,177,733		27,069,659		6,958,151		3,218,678		70,326,526
Negotiable certificate of deposits		5,996,076		2,526,968		1,056,503		154		—		9,579,701

	(Won)	80,012,070	(Won)	11,704,701	(Won)	28,126,162	(Won)	6,958,305	(Won)	3,218,678	(Won)	130,019,916

11.	BORROWINGS:

(1)	Borrowings as of December 31, 2007 and 2006 consisted of (Unit: In millions):

	2007		2006
Call money	(Won)	814,128	(Won)	165,086
Bills sold		506,378		462,479
Bonds sold under repurchase agreements		5,916,630		7,053,755
Borrowings		8,118,704		6,378,858
Debentures		34,960,688		25,140,672
Less: Discount on debentures		(66,047)		(158,166)

	(Won)	50,250,481	(Won)	39,042,684

(2)	Call money as of December 31, 2007 and 2006 consisted of (Unit: In millions):

Account	Lender	Annual interest rates (%)	2007		2006
Call money in Won	Seoul Guarantee Insurance and others	4.65~ 4.93	(Won)	179,700	(Won)	117,700
Call money in foreign currencies	Export-Import Bank of Korea and others	0.55~ 8.87		634,428		47,386

			(Won)	814,128	(Won)	165,086

(3)	Bills sold and bonds sold under repurchase agreements as of December 31, 2007 and 2006 consisted of the following (Unit: In millions):

Account	Lender	Annual interest rates (%)	2007		2006
Bills sold	Teller’s Sales	3.72~5.84	(Won)	506,378	(Won)	462,479
Bonds sold under repurchase agreements	Person, group & corporations	3.65~6.50		5,916,630		7,053,755

			(Won)	6,423,008	(Won)	7,516,234

(4)	Borrowings as of December 31, 2007 and 2006 consisted of (Unit: In millions):

Account	Lender	Annual interest rate (%)	2007		2006
Borrowings in Won:
Borrowings from the BOK	BOK	3.25	(Won)	488,139	(Won)	681,965
Borrowings from the Korean government	Ministry of Finance and Economy, and others	0.00~6.50		623,177		557,789
Borrowings from banking institutions	Industrial Bank of Korea	3.75~4.59		53,187		76,646
Borrowings from National Housing Fund	National Housing Fund	8.00		645		1,222
Borrowings from non-banking financial institutions	Korea Development Bank	2.00~4.39		19,238		4,380
Other borrowings	Small Business Corporation and others	1.20~5.40		1,312,597		1,180,477

				2,496,983		2,502,479

Borrowings in foreign currency:
Due to Banks	Wachovia Bank, N.A and others	0.00~5.35		106,544		56,320
Borrowings from banking institutions	DBS Bank Ltd., Singapore and others	0.97~6.97		3,631,048		2,807,267
Off-shore borrowings in foreign currencies	Overseas-Chinese Banking Corp and others	4.86~6.71		748,134		152,308
Other borrowings from banking institutions	IBRD	5.89		4,123		6,845
Other borrowings in foreign currencies	DRESDEFF and others	—		1,131,872		853,639

				5,621,721		3,876,379

			(Won)	8,118,704	(Won)	6,378,858

(5)	Debentures as of December 31, 2007 and 2006 consisted of (Unit: In millions):

	Annual interest rate (%)	2007		2006
Debentures in Won:
Hybrid debentures	6.00~7.00	(Won)	903,668	(Won)	903,668
Structured debentures	4.29~9.20		3,335,635		1,587,701
Subordinated fixed rate debentures in Won	4.19~15.02		6,335,762		6,670,799
KCC subordinated fixed rate debentures	7.10~8.00		205,000		205,000
KCC fixed rate debentures	5.54~5.87		200,000		200,000
Fixed rate debentures	3.18~6.85		21,572,939		13,198,004

			32,553,004		22,765,172
Gain on valuation of fair value hedged items (current year portion)			(206,807)		(14,544)
Gain on valuation of fair value hedged items (prior year portion)(*)			(51,419)		(40,790)

			32,294,778		22,709,838
Discounts on debentures			(64,147)		(158,575)

			32,230,631		22,551,263

	Annual interest rate (%)	2007		2006
Debentures in foreign currency:
Floating rates debentures	1.00~6.42	(Won)	2,665,910	(Won)	1,964,851
Fixed rates debentures	—		—		475,099

			2,665,910		2,439,950
Loss on valuation of fair value hedged items (current year portion)			—		6,493
Gain on valuation of fair value hedged items (prior year portion)			—		(15,609)

			2,665,910		2,430,834
Premiums on debentures			—		1,771
Discounts on debentures			(1,900)		(1,362)

			2,664,010		2,431,243

		(Won)	34,894,641	(Won)	24,982,506

(*)	The Bank recognized (Won)13,031 million of gain on prior redemption of fair value hedged items for the year ended December 31, 2007.

(6)	Hybrid debentures and subordinated debentures as of December 31, 2007 and 2006 were as follows (Unit: In millions):

	Issued date	Expiration date	Annual interest rate (%)	2007		2006
Subordinated fixed rate debentures in Won	Feb-98 ~ Aug-01	Feb-03~Aug-07	—	(Won)	6,364	(Won)	313,401
	Nov-98	Nov-09	15.02		48,900		76,900
	Nov-00	Nov-10~Dec-10	9.57~9.65		162,051		162,051
	Jun-01	Mar-08~Mar-09	7.68~7.86		377,529		377,529
	Sep-01	Mar-08	6.69~6.73		150,000		150,000
	Mar-02	Jan-08	7.06~7.10		241,684		241,684
	Jul-02	Jan-08	6.96~7.00		302,399		302,399
	Sep-02	Mar-08~Mar-13	6.27~6.70		500,000		500,000
	Nov-02	May-08~May-13	6.07~6.55		558,775		558,775
	Dec-02	Jan-08	8.00		110,000		110,000
	Dec-02	Jun-08~Dec-14	6.20~6.65		180,370		180,370
	Jan-03	Feb-08	7.65		50,000		50,000
	Mar-03	Apr-08	7.10		45,000		45,000
	Oct-03	Jan-09~Jan-14	5.18~5.60		449,051		449,051
	Feb-04	Aug-09~Aug-14	5.65~6.16		700,000		700,000
	Sep-04	Dec-18	5.12		57,784		57,784
	Dec-04	Jun-10	4.19~4.20		700,000		700,000
	Mar-06	Jan-12	5.67~5.70		1,900,855		1,900,855

					6,540,762		6,875,799

Hybrid debentures	Jun-03	Jun-33	6.00		105,145		105,145
	Aug-03	Aug-33	7.00		533,355		533,355
	Oct-03	Oct-33	6.80		265,168		265,168

					903,668		903,668

				(Won)	7,444,430	(Won)	7,779,467

(7)	Call money and borrowings with financial institutions as of December 31, 2007 were as follows (Unit: In millions):

	BOK		Other banks		Others		Total
Call money	(Won)	—	(Won)	475,588	(Won)	338,540	(Won)	814,128
Borrowings		488,139		5,584,307		81,693		6,154,139

	(Won)	488,139	(Won)	6,059,895	(Won)	420,233	(Won)	6,968,267

Call money and borrowings with financial institutions as of December 31, 2006 were as follows (Unit: In millions):

	BOK		Other banks		Others		Total
Call money	(Won)	—	(Won)	57,386	(Won)	107,700	(Won)	165,086
Borrowings		681,965		3,899,270		58,135		4,639,370

	(Won)	681,965	(Won)	3,956,656	(Won)	165,835	(Won)	4,804,456

(8)	Term structure of borrowings as of December 31, 2007 was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Call money	(Won)	814,128	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	814,128
Bills sold		134,057		12,173		360,148		—		—		506,378
Bonds sold under repurchase agreements		3,660,301		939,852		1,316,477		—		—		5,916,630
Borrowings		2,968,084		1,422,871		1,280,496		1,250,200		1,197,053		8,118,704
Debentures		5,202,808		4,481,367		2,137,409		14,640,752		8,498,352		34,960,688

	(Won)	12,779,378	(Won)	6,856,263	(Won)	5,094,530	(Won)	15,890,952	(Won)	9,695,405	(Won)	50,316,528

Term structure of borrowings as of December 31, 2006 was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Call money	(Won)	165,086	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	165,086
Bills sold		311,187		63,269		88,023		—		—		462,479
Bonds sold under repurchase agreements		4,589,657		1,250,944		1,212,944		210		—		7,053,755
Borrowings		2,155,505		1,432,150		694,982		1,225,467		870,754		6,378,858
Debentures		2,246,140		1,169,430		6,309,297		8,729,425		6,686,380		25,140,672

	(Won)	9,467,575	(Won)	3,915,793	(Won)	8,305,246	(Won)	9,955,102	(Won)	7,557,134	(Won)	39,200,850

12.	OTHER LIABILITIES:

Other liabilities as of December 31, 2007 and 2006 consisted of (Unit: In millions):

	2007		2006
Accounts payable	(Won)	2,630,128	(Won)	2,357,841
Accrued expenses		4,413,729		3,876,420
Unearned revenues		114,416		87,556
Withholding taxes		179,281		114,630
Guarantees deposits received		111,723		99,325
Accounts for agency business		281,084		151,479
Domestic exchange settlement credits		494,487		141,042
Foreign currency bills payable		54,797		54,515
Agency		363,757		171,024
Derivatives liabilities (Note 19)		1,824,727		1,148,033
Due to trust accounts (Note 27)		1,427,154		1,281,185
Accrued severance benefits (Note 13)		703,261		536,347
Less: Severance insurance deposits		(471,882)		(334,979)
Allowance for possible losses on acceptances and guarantees (Note 14)		36,512		18,772
Other allowances (Note 15)		745,768		776,661
Sundry liabilities (Note 16)		810,163		609,073

	(Won)	13,719,105	(Won)	11,088,924

13.	ACCRUED SEVERANCE BENEFITS:

The changes in accrued severance benefits for the year ended December 31, 2007 were as follows (Unit: In millions):

	Beginning		Provision		Payment		Other changes (*)		Ending
Accrued severance benefits	(Won)	536,347	(Won)	191,064	(Won)	24,160	(Won)	10	(Won)	703,261
Severance insurance deposits		(334,979)		(141,386)		(4,483)		—		(471,882)

	(Won)	201,368	(Won)	49,678	(Won)	19,677	(Won)	10	(Won)	231,379

The changes in accrued severance benefits for the year ended December 31, 2006 were as follows (Unit: In millions):

	Beginning		Provision		Payment		Other changes (*)		Ending
Accrued severance benefits	(Won)	387,491	(Won)	165,533	(Won)	16,664	(Won)	(13)	(Won)	536,347
Severance insurance deposits		(236,529)		(100,218)		(1,768)		—		(334,979)

	(Won)	150,962	(Won)	65,315	(Won)	14,896	(Won)	(13)	(Won)	201,368

(*)	Loss (gain) on foreign currency translation of the accrued severance benefit of the Tokyo branch office.

As of December 31, 2007, part of severance benefits was contributed to pension funds of Kyobo Life Insurance Co., Ltd. and others in which the beneficiary is a respective employee.

14.	ACCEPTANCES AND GUARANTEES AND ALLOWANCES FOR POSSIBLE LOSSES:

(1)	Acceptances and guarantees as of December 31, 2007 and 2006 were as follows (Unit: In millions):

Types	2007		2006
Confirmed acceptances and guarantees in Won:
Payment guarantee for issuance of debentures	(Won)	1,331	(Won)	1,150
Payment guarantee for loans		61,274		53,237
Others		2,140,172		894,893

		2,202,777		949,280

Confirmed acceptances and guarantees in foreign currencies:
Acceptances on letters of credit		131,766		93,017
Acceptances for letters of guarantee for importers		63,431		56,089
Guarantees for performance of contracts		151,701		76,385
Guarantees for bids		3,186		4,082
Guarantees for borrowings		46,928		36,128
Guarantees for repayment of advances		1,889,250		1,101,403
Others		808,871		387,923

		3,095,133		1,755,027

		5,297,910		2,704,307

Unconfirmed acceptances and guarantees:
Letters of credit		2,651,655		1,266,858
Others		1,292,869		1,037,576

		3,944,524		2,304,434

Bills endorsed		63		4,540

	(Won)	9,242,497	(Won)	5,013,281

(2)	Acceptances and guarantees, by customer, as of December 31, 2007 were as follows (Unit: In millions):

By customer	Confirmed		Unconfirmed		Bills endorsed		Total		Percentage (%)
Large corporations	(Won)	3,851,519	(Won)	2,420,568	(Won)	—	(Won)	6,272,087	67.86
Small and medium corporations		1,367,541		1,489,214		63		2,856,818	30.91
Public sector and others		78,850		34,742		—		113,592	1.23

	(Won)	5,297,910	(Won)	3,944,524	(Won)	63	(Won)	9,242,497	100.00

Acceptances and guarantees, by customer, as of December 31, 2006 were as follows (Unit: In millions):

By customer	Confirmed		Unconfirmed		Bills endorsed		Total		Percentage (%)
Large corporations	(Won)	1,841,739	(Won)	1,586,005	(Won)	1,213	(Won)	3,428,957	68.40
Small and medium corporations		522,820		676,432		3,247		1,202,499	23.99
Public sector and others		339,748		41,997		80		381,825	7.61

	(Won)	2,704,307	(Won)	2,304,434	(Won)	4,540	(Won)	5,013,281	100.00

(3)	Acceptances and guarantees, by industry, as of December 31, 2007 were as follows (Unit: In millions):

By industry	Confirmed		Unconfirmed		Bills endorsed		Total		Percentage (%)
Public sector	(Won)	306	(Won)	155,808	(Won)	—	(Won)	156,114	1.69
Finance		692,748		9,729		—		702,477	7.60
Service		655,662		41,679		—		697,341	7.54
Manufacturing		2,913,605		3,057,802		—		5,971,407	64.61
Others		1,035,589		679,506		63		1,715,158	18.56

	(Won)	5,297,910	(Won)	3,944,524	(Won)	63	(Won)	9,242,497	100.00

Acceptances and guarantees, by industry, as of December 31, 2006 were as follows (Unit: In millions):

By industry	Confirmed		Unconfirmed		Bills endorsed		Total		Percentage (%)
Public sector	(Won)	68	(Won)	78,563	(Won)	—	(Won)	78,631	1.57
Finance		343,714		—		—		343,714	6.86
Service		393,552		39,330		—		432,882	8.63
Manufacturing		1,593,449		1,723,450		2,623		3,319,522	66.21
Others		373,524		463,091		1,917		838,532	16.73

	(Won)	2,704,307	(Won)	2,304,434	(Won)	4,540	(Won)	5,013,281	100.00

(4)	Acceptances and guarantees, by country, as of December 31, 2007 were as follows (Unit: In millions):

By country	Confirmed		Unconfirmed		Bills endorsed		Total		Percentage (%)
Korea	(Won)	4,805,158	(Won)	3,944,524	(Won)	63	(Won)	8,749,745	94.67
Others		492,752		—		—		492,752	5.33

	(Won)	5,297,910	(Won)	3,944,524	(Won)	63	(Won)	9,242,497	100.00

Acceptances and guarantees, by country, as of December 31, 2006 were as follows (Unit: In millions):

By country	Confirmed		Unconfirmed		Bills endorsed		Total		Percentage (%)
Korea	(Won)	2,453,216	(Won)	2,304,434	(Won)	4,540	(Won)	4,762,190	94.99
Others		251,091		—		—		251,091	5.01

	(Won)	2,704,307	(Won)	2,304,434	(Won)	4,540	(Won)	5,013,281	100.00

(5)	Allowance for possible losses on acceptances and guarantees and others as of December 31, 2007 was as follows (Unit: In millions):

	Confirmed acceptances and guarantees				Unconfirmed acceptances and guarantees		Bills endorsed		Total
	Won		Foreign currencies
Normal	(Won)	2,199,575	(Won)	3,094,283	(Won)	3,935,515	(Won)	63	(Won)	9,229,436
Precautionary		2,589		820		6,536		—		9,945
Substandard		198		2		2,187		—		2,387
Doubtful		415		—		103		—		518
Estimated loss		—		28		183		—		211

	(Won)	2,202,777	(Won)	3,095,133	(Won)	3,944,524	(Won)	63	(Won)	9,242,497
Allowance for possible losses	(Won)	13,525	(Won)	12,862	(Won)	10,124	(Won)	1	(Won)	36,512

Ratio (%)		0.61		0.42		0.26		0.90		0.40

Allowance for possible losses on acceptances and guarantees and others as of December 31, 2006 were as follows (Unit: In millions):

	Confirmed acceptances and guarantees				Unconfirmed acceptances and guarantees		Bills endorsed		Total
	Won		Foreign currencies
Normal	(Won)	946,453	(Won)	1,746,240	(Won)	2,283,303	(Won)	4,295	(Won)	4,980,291
Precautionary		2,446		3,186		7,490		—		13,122
Substandard		30		5,586		7,244		40		12,900
Doubtful		350		—		434		205		989
Estimated loss		1		15		5,963		—		5,979

	(Won)	949,280	(Won)	1,755,027	(Won)	2,304,434	(Won)	4,540	(Won)	5,013,281
Allowance for possible losses	(Won)	3,650	(Won)	7,613	(Won)	7,268	(Won)	241	(Won)	18,772

Ratio (%)		0.38		0.43		0.32		5.31		0.37

(6)	The percentage of allowance for possible losses on acceptances and guarantees and others as of December 31, 2007 and 2006, 2005 was as follows (Unit: In millions):

	Guarantees and acceptances and others	Allowance	Percentage (%)
December 31, 2007	9,242,497	36,512	0.40
December 31, 2006	5,013,281	18,772	0.37
December 31, 2005	3,772,662	10,141	0.27

15.	OTHER ALLOWANCES:

Other allowances as of December 31, 2007 and 2006 consisted of (Unit: In millions):

	2007		2006
Mileage rewards	(Won)	100,828	(Won)	89,025
KAMCO loans sold (Note 19)		—		252
Credit commitments to SPC (Note 19)		2,466		3,602
Dormant accounts		42,662		27,689
Unused credit limit		539,051		566,655
Others		60,761		89,438

	(Won)	745,768	(Won)	776,661

The unused credit limit for other allowances amounts to (Won)78,183,377 million and (Won)76,832,125 million as of December 31, 2007 and 2006, respectively.

16.	SUNDRY LIABILITIES:

Sundry liabilities as of December 31, 2007 and 2006 consisted of (Unit: In millions):

	2007		2006
Suspense payable	(Won)	48,916	(Won)	190,575
Borrowings for others’ business		42,644		94,769
Prepaid card and debit card liabilities		22,402		20,947
Subscription deposits		52,857		71,665
Income tax payable		642,311		230,184
Others		1,033		933

	(Won)	810,163	(Won)	609,073

17.	SHAREHOLDERS’ EQUITY:

(1)	Capital stock

As of December 31, 2007 and 2006, the Bank has 1 billion common shares authorized with a par value per share of (Won)5,000 and 336,379,116 shares ((Won)1,681,896 million) issued. The Bank’s major shareholders were Euro-Pacific Growth Fund (18,377,910 shares, 5.46 percent) and National Pension Service (14,951,343 shares, 4.44 percent) as of December 31, 2007.

As a result of the legal consolidation with H&CB, the registered shareholders of both the Bank and H&CB, as of October 31, 2001, received 179,775,233 shares and 119,922,229 shares, respectively. The new shares were distributed based on an exchange ratio of one new Bank share each for 1.688346 old Bank shares and one new Bank share for one H&CB share. The new shares were listed on the Korea Stock Exchange on November 9, 2001. Furthermore, as a result of the merger with Kookmin Credit Co., Ltd., the Bank issued 8,120,431 shares.

Under the General Banking Act, if a single entity, other than the government or a foreign investor, owns more than 4 percent of total outstanding voting shares, that entity’s voting rights are limited to 4 percent shareholding.

(2)	Capital surplus

The capital surplus as of December 31, 2007 and 2006 were as follows (Unit: In millions):

	2007		2006
Paid-in-capital in excess of par value	(Won)	5,655,840	(Won)	5,655,840
Gain on business combination		397,669		397,669
Revaluation increment		177,229		177,229
Gain on disposal of treasury stock		27,559		27,559

	(Won)	6,258,297	(Won)	6,258,297

The gain on business combination was due to the difference between the business combination consideration and the net asset value acquired from the merger with KLB on December 31, 1998.

(3)	Retained earnings

1)	Retained earnings as of December 31, 2007 and 2006 are summarized as follows (Unit: In millions):

	2007		2006
Legal reserve	(Won)	1,078,393	(Won)	830,309
Voluntary reserve		3,909,225		2,914,325
Retained earnings before appropriations		2,753,538		2,470,588

	(Won)	7,741,156	(Won)	6,215,222

2)	Legal reserve

The Korean Banking Law Act 40 requires banks to appropriate at least 10 percent of net income to legal reserve until such reserve equals 100 percent of its paid-in capital. This reserve is not available for cash dividends and can only be transferred to capital or can be used to reduce deficit. The Tokyo branch appropriate 10 percent of net income after income tax to legal reserve in accordance with the Japanese Banking Law.

3)	Voluntary reserve

In 2002, the Finance Supervisory Service recommended banks to appropriate at least 10 percent of net income after deducting loss carried forward to reserve for financial structure improvement until simple capital ratio equals 5.5 percent. This reserve can only be used to reduce deficit or be transferred to capital.

(4)	Accumulated other comprehensive income

The changes in accumulated other comprehensive income for the years ended December 31, 2007 and 2006 are as follows (Unit: In millions):

	2007
	Beginning balance		Changes		Disposal or realization		Ending balance
Gain on valuation of available-for-sale securities	(Won)	883,556	(Won)	40,459	(Won)	(558,685)	(Won)	365,330
Gain on valuation of held-to-maturity securities		98		—		(56)		42
Gain (loss) on Valuation of securities using the equity method		15,888		(23,384)		(1,464)		(8,960)

	(Won)	899,542	(Won)	17,075	(Won)	(560,205)	(Won)	356,412

	2006
	Beginning balance		Changes		Disposal or realization		Ending balance
Gain on valuation of available-for-sale securities	(Won)	511,368	(Won)	477,839	(Won)	(105,651)	(Won)	883,556
Gain on valuation of held-to-maturity securities		426		—		(328)		98
Gain (loss) on Valuation of securities using the equity method		948		15,522		(582)		15,888

	(Won)	512,742	(Won)	493,361	(Won)	(106,561)	(Won)	899,542

(5)	Dividends

The calculation of dividends for the years ended December 31, 2007 and 2006 was as follows:

	2007	2006
Issued stocks (shares)	336,379,116	336,379,116
Treasury stock (shares)	—	—

Dividend stocks (shares)	336,379,116	336,379,116
Dividend rate (%)	49.00	73.00

The amount of dividend (Won in million)	824,129	1,227,784

Dividend propensity (%)	29.71	49.67

Dividend yield ratio (%)	3.55	4.87

18.	SHARE-BASED PAYMENT:

(1)	The Bank granted stock options to employees and executives including the president several times. When the stock options are exercised, the Bank has the option to settle either through issuance of new shares or treasury stock, or through payment of cash equivalent to the difference between the market price and the exercise price. In accordance with the resolution of the Board of Directors on August 23, 2005, the Bank has changed the settlement method from issuance of treasury stock to payment of cash equivalent to the difference between the market price and the exercise price only after the remaining treasury stock is issued. Accordingly, the compensation cost of stock options granted before and after the effective date of SKAS No. 22 (Share-based Payment) was measured using the intrinsic value method in accordance with the Interpretations on Financial Accounting Standards 39-35 “Accounting for Stock Options,” and the fair value method, respectively. The details of the stock options as of December 31, 2007 were as follows:

	Grant date	Exercise period (years)	Granted shares	Grant conditions
Series 2	01.03.15	8	214,975	Offer service: 1 year
Series 6	01.03.24	6	111,000	Offer service: 3 years
Series 7	01.11.16	8	850,000	Offer service: 3 years
Series 8-1 (*2)	02.03.22	8	132,000	Offer service: 1 year, 3 years
Series 8-2 (*3)	02.03.22	8	490,000	Offer service: 1 year, 3 years
Series 9 (*3)	02.07.26	8	30,000	Offer service: 3 years
Series 10-1 (*2)	03.03.21	8	140,000	Offer service: 3 years
Series 10-2 (*3)	03.03.21	8	180,000	Offer service: 3 years
Series 11 (*3)	03.08.27	8	30,000	Offer service: 3 years
Series 12 (*3)	04.02.09	8	85,000	Offer service: 1 year
Series 13-1 (*2)	04.03.23	8	20,000	Offer service: 1 year
Series 13-2(*3)	04.03.23	8	10,000	Offer service: 1 year
Series 14 (*2,*3)	04.11.01	8	700,000	Offer service: 3 years
				Targets to achieve (*5)
Series 15-1 (*2)	05.03.18	8	165,000	Offer service: 3 years
Series 15-2 (*3)	05.03.18	8	765,000	Offer service: 3 years
Series 16 (*3)	05.04.27	8	15,000	Offer service: 3 years
Series 17 (*3)	05.07.22	8	30,000	Offer service: 3 years
Series 18 (*3)	05.08.23	8	15,000	Offer service: 3 years
Series 19 (*1)	06.03.24	8	940,000	Offer service: 1 year, 2 years, 3 years
Series 20 (*1)	06.04.28	8	30,000	Offer service: 3 years
Series 21 (*1)	06.10.27	8	20,000	Offer service: 2 years
Series 22 (*1)	07.02.08	8	885,000	Offer service: 1 year, 3 years
Series 23 (*1)	07.03.23	8	30,000	Offer service: 3 years
Series Kookmin Credit Card -1 (*4)	01.03.22	10	22,146	Offer service: 1 year
Series Kookmin Credit Card -2 (*2,*4)	02.03.29	9	9,990	Offer service: 2 years
Stock Grant	07.11.01	3	66,540	Offer service: 3 years
				Targets to achieve (*6)

			5,986,651

(*1)	The exercise price is adjusted by the rate of increase in the market value of the major competitors’ stock as of balance sheet dates.
(*2)	The exercise price is adjusted by the rate of increase in the average stock price index of the banking industry as of balance sheet dates.
(*3)	As the actual number of exercisable granted shares is determined in accordance with the management performance for the contract period of service, the number of granted shares used for the calculation of compensation cost is computed based on the assumption that the performance result falls into the highest level in the bracket.
(*4)	The Bank took over the stock options granted by Kookmin Credit Card Co., Ltd. of which the exercise price and number of shares were adjusted in proportion to the merger ratio.
(*5)	300,000 shares are vested when targeted ROE is accomplished; 200,000 shares vested when targeted BIS ratio is achieved; 200,000 shares vested when targeted return on shareholders’ equity is met.
(*6)	15,860 shares are vested when targeted assets growth rate is accomplished; 15,860 shares vested when targeted ROA is achieved; 31,730 shares vested when targeted Relative TSR is met.

(2)	The changes in granted shares and the weighted average exercise price for the year ended December 31, 2007 are follows (Unit: In Won and shares):

	Granted shares					Exercise price		Remaining period to maturity (year)
	Beginning	Granted	Exercised	Expired	Ending
Series 2	88,107	—	18,384	—	69,723	(Won)	28,027	1.21
Series 6	8,633	—	8,633	—	—		25,100	—
Series 7	150,000	—	75,000	—	75,000		51,200	1.88
Series 8-1	28,863	—	600	—	28,263		57,100	2.22
Series 8-2	263,565	—	66,734	—	196,831		57,100	2.22
Series 9	23,899	—	—	—	23,899		58,800	2.57
Series 10-1	43,414	—	3,351	—	40,063		47,360	3.22
Series 10-2	70,993	—	—	—	70,993		35,500	3.22
Series 11	5,091	—	—	—	5,091		40,500	3.66
Series 12	75,539	—	21,289	—	54,250		46,100	4.11
Series 13-1	20,000	—	—	—	20,000		48,650	4.23
Series 13-2	10,000	—	10,000	—	—		47,200	—
Series 14	700,000	—	—	90,000	610,000		50,600	4.84
Series 15-1	135,259	—	—	9,897	125,362		59,969	5.22
Series 15-2	580,069	—	—	61,875	518,194		46,800	5.22
Series 16	15,000	—	—	6,173	8,827		45,700	5.33
Series 17	30,000	—	—	—	30,000		49,200	5.56
Series 18	15,000	—	—	7,788	7,212		53,000	5.65
Series 19	940,000	—	—	10,000	930,000		81,718	—
Series 20	30,000	—	—	—	30,000		85,500	6.33
Series 21	20,000	—	—	—	20,000		79,700	6.83
Series 22	—	885,000	—	—	885,000		77,100	7.11
Series 23	—	30,000	—	—	30,000		84,500	7.23
Stock Grant	—	66,540	—	—	66,540		—	2.84
Series Kookmin Credit Card -1	22,146	—	—	—	22,146		71,538	3.22
Series Kookmin Credit Card -2	9,990	—	—	—	9,990		129,100	3.24

	3,285,568	981,540	203,991	185,733	3,877,384	(Won)	63,663	5.41

The weighted average stock price of the stock option exercised for the year ended December 31, 2007 is (Won)82,353.

The changes in granted shares and the weighted average exercise price for the year ended December 31, 2006 are follows (Unit: In Won and shares):

	Granted shares					Exercise price		Remaining period to maturity (year)
	Beginning	Granted	Exercised	Expired	Ending
Series 2	133,695	—	45,588	—	88,107	(Won)	28,027	2.21
Series 4	60,754	—	60,754	—	—		27,600	—
Series 6	36,726	—	28,093	—	8,633		25,100	0.23
Series 7	650,000	—	500,000	—	150,000		51,200	2.88
Series 8-1	42,047	—	13,184	—	28,863		57,100	3.22
Series 8-2	276,904	—	13,339	—	263,565		57,100	3.22
Series 9	23,899	—	—	—	23,899		58,800	3.57
Series 10-1	63,443	—	20,029	—	43,414		46,962	4.22
Series 10-2	89,560	—	17,910	657	70,993		35,500	4.22
Series 11	5,091	—	—	—	5,091		40,500	4.66
Series 12	75,539	—	—	—	75,539		46,100	5.11
Series 13-1	20,000	—	—	—	20,000		48,650	5.23
Series 13-2	10,000	—	—	—	10,000		47,200	5.23
Series 14	700,000	—	—	—	700,000		51,000	5.84
Series 15-1	165,000	—	—	29,741	135,259		59,288	6.22
Series 15-2	765,000	—	—	184,931	580,069		46,800	6.22
Series 16	15,000	—	—	—	15,000		45,700	6.33
Series 17	30,000	—	—	—	30,000		49,200	6.56
Series 18	15,000	—	—	—	15,000		53,000	6.65
Series 19	—	940,000	—	—	940,000		80,900	7.23
Series 20	—	30,000	—	—	30,000		84,600	7.33
Series 21	—	20,000	—	—	20,000		79,000	7.83
Series Kookmin Credit Card -1	22,146	—	—	—	22,146		71,538	4.22
Series Kookmin Credit Card -2	9,990	—	—	—	9,990		129,100	4.24

	3,209,794	990,000	698,897	215,329	3,285,568	(Won)	65,986	5.77

The weighted average stock price of the stock option exercised for the year ended December 31, 2006 is (Won)70,844.

(3)	Series 22 and Series 23 are measured at fair value based on the Black-Scholes Model, and the factors used in determining the fair value are as follows (Unit: In Won):

Series	Stock price		Exercise price		Expected stock price volatility (%)	Maturity (years)	Expected dividend		Risk free rate (%)	Fair value
Series 22-1 (Director)	(Won)	68,600	(Won)	77,100	25.54	4.00	(Won)	5,797	4.31	(Won)	11,844
Series 22-2 (Employee)		68,600		77,100	26.07	4.86		6,919	4.32		13,636
Series 23		68,600		84,500	25.12	4.11		5,953	4.31		9,730

The expected weighted average exercise period was separately estimated for directors and employees in order to reflect the possibility of an early exercise. The historical stock price volatility during the respective expected exercise period was applied to the calculation of the expected stock price volatility and estimated based on the cross volatility of the stock price between the Bank and its competitors in order to adjust the exercise price in proportion to the change of the market value of the competitors.

(4)	As of December 31, 2007 and 2006, the accrued expenses under the share-based payment amount to (Won)38,482 million and (Won)42,754 million, respectively, and the intrinsic value of the vested share option amount to (Won)22,900 million and (Won)21,694 million, respectively. The compensation cost recorded as selling and administration expense amounts to (Won)2,516 million and (Won)13,232 million for the years ended December 31, 2007 and 2006, respectively.

19.	CONTINGENCIES AND COMMITMENTS:

(1)	The Bank holds written-off loans, of which the claim for borrowers and guarantors have not been terminated , amounting to (Won)11,542,448 million and (Won)12,005,064 million as of December 31, 2007 and 2006, respectively.

(2)	As of December 31, 2007, the Bank has reversed allowances of (Won)87 million, for losses in relation to the possible future repurchase of loans, which the Bank sold to Korea Asset Management Corporation (“KAMCO”). As of December 31, 2006, the Bank has provided allowances of (Won)252 million, for losses in relation to the possible future repurchase of loans, which the Bank sold to KAMCO for (Won)666 million.

(3)	As of December 31, 2007 and 2006, the Bank recorded receivables amounting to (Won)1,828,928 million and (Won)1,900,684 million, respectively, and payables amounting to (Won)1,828,435 million and (Won)1,900,506 million, respectively, for unsettled foreign currency spot transactions, respectively.

(4)	As of December 31, 2007 and 2006, the Bank has entered into commitments to provide credit line of (Won)480,882 million and (Won)1,158,800 million, respectively, and to purchase commercial papers amounting to (Won)1,235,400 million and (Won)1,224,200 million, respectively, with several special purpose companies. As of December 31, 2007 and 2006, under these commitments, the Bank extended loans of (Won)5,617 million and (Won)12,497 million, respectively, to the companies and recognized (Won)2,466 million and (Won)3,602 million, respectively, of expected loss as other allowance. The Bank has purchased commercial papers of (Won)136,700 million as of December 31, 2007, and the Bank has no balance of commitment to purchase commercial papers as of December 31, 2006.

(5)	The Bank entered into the business cooperation agreements with Citibank and Nonghyup regarding the credit card business. Accordingly, the Bank shares the related revenue from such business operation.

(6)	The Bank has filed 95 lawsuits involving aggregate claims of (Won)238,347 million and faces 175 lawsuits involving aggregate damages of (Won)961,479 million, which arose in the normal course of the business and are still pending as of December 31, 2007. The Korea Lottery Service Inc. (“KLS”) filed a suit against the Bank in relation to the commitment fee (2 cases with aggregate claims of (Won)465,434 million) However, the government (lottery fund) will be substantially liable for the damages if the court rules in favor of the plaintiff; thus, it is expected that the suit would not affect the Bank’s financial position. The government also filed a civil lawsuit against KLS, the accounting firm, the Bank and their responsible persons with aggregate claims amounting to (Won)320,800 million for the overpayment of lottery service commission fees to KLS. This litigation is pending at the first trial as of December 31, 2007. In 2007, at the first trial of the criminal lawsuit, filed by the Korea Prosecutory Authorities against the Bank’s employee, the court convicted the Bank’s employee of malpractice. However, it is uncertain that the Bank will be ultimately liable for the aforementioned aggregate claims in the civil lawsuit, and a reliable estimate can not be made of the amount of the potential liabilities as of December 31, 2007.

(7)	Hannuri Investment & Securities Co., Ltd. Stock Purchase Agreement

The Bank entered into the stock purchase agreement with J.D.K Investment Co., Inc in order to acquire the shares of Hannuri Investment & Securities Co., Ltd. on November 14, 2007. With the approval of the authorities concerned, the Bank will acquire 9,580,000 shares (shareholding ratio of 95.8 percent) of Hannuri Investment & Securities Co., Ltd. at (Won)266,324 million ((Won)27,800 per share) in March 2008.

(8)	The face value of the consumer investment securities amounts to (Won)361,429 million and (Won)217,754 million as of December 31, 2007 and 2006, respectively.

(9)	The Bank has been assessed on income tax and others of (Won)438,975 million as a consequence of the regular tax audit performed by the Seoul Regional Tax Office from February 7, 2007 to April 19, 2007. The Bank has filed an appeal against the above assessment through proper legal procedures.

(10)	Derivatives

The notional amounts outstanding for derivative contracts as of December 31, 2007 and 2006 were as follows (Unit: In millions):

	2007						2006
Type	Trading		Hedge		Total		Trading		Hedge		Total
Interest rate:
Interest rate forwards	(Won)	—	(Won)	—	(Won)	—	(Won)	92,960	(Won)	—	(Won)	92,960
Interest rate futures		3,505,978		—		3,505,978		1,470,054		—		1,470,054
Interest rate swaps		54,359,227		4,805,938		59,165,165		42,563,389		3,718,967		46,282,356
Interest rate options purchased		160,000		—		160,000		110,000		—		110,000
Interest rate options sold		100,000		—		100,000		300,000		—		300,000

		58,125,205		4,805,938		62,931,143		44,536,403		3,718,967		48,255,370

Currency:
Currency forwards		87,443,884		—		87,443,884		80,949,167		—		80,949,167
Currency futures		4,230,709		—		4,230,709		3,237,813		—		3,237,813
Currency swaps		13,132,398		—		13,132,398		7,888,681		—		7,888,681
Currency options purchased		3,694,060		—		3,694,060		518,421		—		518,421
Currency options sold		2,410,698		—		2,410,698		348,144		—		348,144

		110,911,749		—		110,911,749		92,942,226		—		92,942,226

Stock:
Stock index futures		49,237		—		49,237		187,454		—		187,454
Stock options purchased		503,022		—		503,022		723,790		—		723,790
Stock options sold		744,651		—		744,651		987,929		—		987,929
Stock swaps		100,000		—		100,000		8,008		—		8,008

	(Won)	1,396,910	(Won)	—	(Won)	1,396,910	(Won)	1,907,181	(Won)	—	(Won)	1,907,181

	2007						2006
Type	Trading		Hedge		Total		Trading		Hedge		Total
Other:
Gold index options purchased	(Won)	22,961	(Won)	—	(Won)	22,961	(Won)	—	(Won)	—	(Won)	—
Gold index options sold		22,961		—		22,961		—		—		—
Merchandise forwards		109,626		—		109,626		—		—		—
Merchandise Swaps		468		—		468		—		—		—
Other derivatives		200,000		—		200,000		—		—		—

		356,016		—		356,016		—		—		—

	(Won)	170,789,880	(Won)	4,805,938	(Won)	175,595,818	(Won)	139,385,810	(Won)	3,718,967	(Won)	143,104,777

(*)	For transaction between Won and foreign currencies, unsettled amount of transaction is presented using the basic foreign exchange rate based on the contract amount in foreign currencies. For transaction between foreign currencies and foreign currencies, unsettled amount is presented using the basic foreign exchange rate based on foreign currencies purchased at balance sheet dates.

The details of derivatives as of December 31, 2007 and the valuation of derivatives for the year ended December 31, 2007 were as follows (Unit: In millions):

	Gain on valuation (P/L)						Loss on valuation (P/L)						Gain (loss) on valuation(B/S)
Type	Trading		Hedge		Total		Trading		Hedge		Total		Assets		Liabilities
Interest rate:
Interest rate swaps	(Won)	308,558	(Won)	4,061	(Won)	312,619	(Won)	376,181	(Won)	212,740	(Won)	588,921	(Won)	389,788	(Won)	637,513
Interest rate options purchased		330		—		330		566		—		566		2,608		—
Interest rate options sold		79		—		79		693		—		693		—		983

		308,967		4,061		313,028		377,440		212,740		590,180		392,396		638,496

Currency:
Currency forwards		773,310		—		773,310		758,470		—		758,470		786,481		808,537
Currency swaps		68,094		—		68,094		108,919		—		108,919		289,617		181,702
Currency options purchased		61,037		—		61,037		2,223		—		2,223		51,344		14,103
Currency options sold		2,474		—		2,474		21,065		—		21,065		1,915		42,570

		904,915		—		904,915		890,677		—		890,677		1,129,357		1,046,912

Stock:
Stock options purchased		25,266		—		25,266		36,078		—		36,078		125,116		—
Stock options sold		14,405		—		14,405		27,179		—		27,179		—		133,659
Stock swaps		527		—		527		453		—		453		501		501

		40,198		—		40,198		63,710		—		63,710		125,617		134,160

Other:
Gold index options purchased		184		—		184		128		—		128		1,028		—
Gold index options sold		215		—		215		118		—		118		—		1,028
Merchandise forwards		2,059		—		2,059		1,966		—		1,966		2,059		1,966
Merchandise swaps		193		—		193		191		—		191		193		191
Other derivatives		2,105		—		2,105		1,974		—		1,974		2,106		1,974

		4,756		—		4,756		4,377		—		4,377		5,386		5,159

	(Won)	1,258,836	(Won)	4,061	(Won)	1,262,897	(Won)	1,336,204	(Won)	212,740	(Won)	1,548,944	(Won)	1,652,756	(Won)	1,824,727

The details of financial derivatives as of December 31, 2006 and the valuation of financial derivatives for the year ended December 31, 2006 were as follows (Unit: In millions):

	Gain on valuation (P/L)						Loss on valuation (P/L)						Gain (loss) on valuation(B/S)
Type	Trading		Hedge		Total		Trading		Hedge		Total		Assets		Liabilities
Interest rate:
Interest rate forwards	(Won)	9	(Won)	—	(Won)	9	(Won)	—	(Won)	—	(Won)	—	(Won)	9	(Won)	—
Interest rate swaps		118,137		31,517		149,654		178,630		35,828		214,458		174,514		217,850
Interest rate options purchased		856		—		856		604		—		604		2,261		—
Interest rate options sold		1,086		—		1,086		30		—		30		—		675

		120,088		31,517		151,605		179,264		35,828		215,092		176,784		218,525

Currency:
Currency forwards		529,587		—		529,587		651,899		—		651,899		537,474		667,386
Currency swaps		233,340		—		233,340		128,390		—		128,390		427,425		210,503
Currency options purchased		1,756		—		1,756		1,717		—		1,717		1,912		3,882
Currency options sold		1,189		—		1,189		1,005		—		1,005		357		1,806

		765,872		—		765,872		783,011		—		783,011		967,168		883,577

Stock:
Stock options purchased		10,004		—		10,004		3,983		—		3,983		116,784		—
Stock options sold		7,915		—		7,915		13,657		—		13,657		—		45,919
Stock swaps		91		—		91		79		—		79		12		12

		18,010		—		18,010		17,719		—		17,719		116,796		45,931

	(Won)	903,970	(Won)	31,517	(Won)	935,487	(Won)	979,994	(Won)	35,828	(Won)	1,015,822	(Won)	1,260,748	(Won)	1,148,033

The Bank uses various derivative instruments for its trading activities, including interest rate and foreign exchange swaps, futures, forwards and options, to manage the interest rate characteristics of certain assets or liabilities and to economically hedge against the effects of fluctuations in interest rates or foreign exchange rates.

The Bank holds derivative instruments accounted for as fair value hedges applied to subordinated bonds, structured bonds and structured deposits. The Bank recognized (Won)212,295 million and (Won)35,828 million of gains and (Won)4,061 million and (Won)31,517 million of losses on valuation of fair value hedged items for the years ended December 31, 2007 and 2006, respectively. In addition, the interest rate swap covers the fair value changes of the hedged items resulted from the fluctuation in interest rate. The difference of the valuation between the interest rate swap designated as the fair value hedging instrument and the structured bond, the hedged item, is (Won)445 million for the year ended December 31, 2007.

(11)	The Bank purchased synthetic Collateralized Default Obligation (CDO) with embedded Credit Default Swap (CDS) for the purpose of earning income such as commission income as of December 31, 2007. The details of synthetic CDO as of December 31, 2007 are as follows (Unit: In USD thousands):

Counterparty	Date of contract	Date of maturity	Amount	Reference Entity
BNP Paribas	2006.08.24	2013.12.20	10,000	143 Global Bonds
UBS	2007.07.23	2017.06.20	10,000	109 Global Bonds

The Bank could receive less than par and incur loss in relation to the purchase of the synthetic CDO in case of credit events such as the default of the reference entity.

The details of the credit default swap as of December 31, 2007 were as follows (Unit: Won in millions):

Counterparty	Date of contract	Date of maturity	Amount	Reference Entity
Korea Development Bank	2007.11.23	2009.09.20	3,000	Korea large corporations

Loss can be incurred in relation to the sale of the credit default swap in case of the credit events such as the default of the reference entity.

20.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES:

Significant assets and liabilities denominated in foreign currencies as of December 31, 2007 and 2006 were as follows:

	2007				2006
	USD equivalent (In thousands)		KRW equivalent (In millions)		USD equivalent (In thousands)		KRW equivalent (In millions)
Assets:
Foreign currencies	US$	201,942	(Won)	189,463	US$	162,872	(Won)	151,406
Due from banks in foreign currencies		173,234		162,529		517,050		480,649
Securities in foreign currencies		1,279,895		1,200,798		891,936		829,144
Loans in foreign currencies (*)		7,992,732		7,498,780		7,811,759		7,261,811
Bills bought in foreign currencies		1,728,857		1,622,013		1,366,517		1,270,314
Call loans in foreign currencies		411,213		385,800		195,685		181,909
Liabilities:
Deposits in foreign currencies	US$	1,769,490	(Won)	1,660,137	US$	1,535,668	(Won)	1,427,557
Borrowings in foreign currencies		5,992,029		5,621,721		4,169,943		3,876,379
Call money in foreign currencies		676,219		634,428		50,975		47,386
Debentures in foreign currencies		2,841,516		2,665,910		2,614,924		2,430,834
Foreign currency bills payable		58,407		54,797		58,643		54,515

(*)	Domestic import usance bill included.

Foreign currencies other than U.S. dollars were translated into U.S. dollars at the basic rates of exchange at balance sheet dates.

21.	INTEREST REVENUE AND EXPENSES:

The average balance of the interest bearing assets and liabilities, and the related interest revenue and expenses as of and for the years ended December 31, 2007 and 2006 were as follows (Unit: In millions):

	2007					2006
	Average balance		Interest revenue /expense		Interest rate (%)	Average balance		Interest revenue / expense		Interest rate (%)
Interest revenue
Due from banks(*)	(Won)	350,602	(Won)	13,007	3.71	(Won)	677,666	(Won)	27,973	4.13
Securities		28,455,563		1,440,186	5.06		28,573,543		1,350,320	4.73
Loans		161,678,112		12,146,901	7.51		143,416,597		10,652,569	7.43

	(Won)	190,484,277	(Won)	13,600,094	7.14	(Won)	172,667,806	(Won)	12,030,862	6.97

	2007					2006
	Average balance		Interest revenue /expense		Interest rate (%)	Average balance		Interest revenue /expense		Interest rate (%)
Interest expense
Deposits	(Won)	130,751,328	(Won)	4,144,124	3.17	(Won)	124,932,357	(Won)	3,433,480	2.75
Borrowings		47,096,377		2,449,474	5.20		37,667,436		1,796,009	4.77

	(Won)	177,847,705	(Won)	6,593,598	3.71	(Won)	162,599,793	(Won)	5,229,489	3.22

(*)	Excluding the average balance of reserve deposits with BOK

22.	GENERAL AND ADMINISTRATIVE EXPENSES:

(1)	General and administrative expenses for the years ended December 31, 2007 and 2006 were as follows (Unit: In millions):

	2007		2006
Salaries	(Won)	1,620,826	(Won)	1,433,569
Provision for severance benefits (Note 13)		191,064		165,533
Severance benefits for voluntary resignation		8,735		13,041
Other employee benefits		518,982		473,416
Rent expenses		124,179		90,770
Depreciation		314,006		222,382
Amortization		108,720		101,991
Taxes and dues		141,730		128,619
Advertising		113,579		118,866
Development expenses		159,843		137,579
Others		391,590		339,389

	(Won)	3,693,254	(Won)	3,225,155

(2)	Other general and administrative expenses for the years ended December 31, 2007 and 2006 were as follows (Unit: In millions):

	2007		2006
Communication	(Won)	50,657	(Won)	44,169
Electricity and utilities		18,166		17,271
Publication		24,076		21,906
Repairs maintenance		18,583		17,379
Vehicle		28,809		27,630
Travel		5,680		4,541
Training		34,456		25,832
Service fees		91,320		79,943
Others		119,843		100,718

	(Won)	391,590	(Won)	339,389

23.	NON-OPERATING REVENUE AND EXPENSES:

Non-operating revenue and expenses for the years ended December 31, 2007 and 2006 consisted of (Unit: In millions):

	2007		2006
Non-operating revenue:
Gain on valuation of securities accounted for using the equity method	(Won)	100,064	(Won)	111,407
Gain on disposal of securities accounted for using the equity method		161,145		1,764
Gain on disposal of tangible assets		10,504		10,470
Reversal of tangible assets impairment loss		109		841
Rental income		3,253		3,338
Others		169,824		238,473

	(Won)	444,899	(Won)	366,293

Non-operating expenses:
Loss on valuation of securities accounted for using the equity method	(Won)	364	(Won)	2,813
Loss on disposal of securities accounted for using the equity method		783		—
Loss on disposal of tangible assets		1,598		2,686
Impairment loss on tangible assets		3,094		5,580
Others		142,576		152,602

	(Won)	148,415	(Won)	163,681

24.	INCOME TAX EXPENSE:

(1)	The differences between pretax accounting income and taxable income pursuant to Korean Corporate Income Tax Law for the years ended December 31, 2007 and 2006 are summarized as follows (Unit: In millions):

	2007				2006
Income before income tax			(Won)	4,529,870			(Won)	3,407,595
Taxable and non-deductible items:
Temporary difference	(Won)	2,542,827			(Won)	1,650,033
Permanent difference		515,843		3,058,670		1,272,701		2,922,734

Deductible and non-taxable items:
Temporary difference		(2,056,002)				(2,617,995)
Permanent difference	(Won)	(1,261,684)		(3,317,686)	(Won)	(651,176)		(3,269,171)

Taxable income			(Won)	4,270,854			(Won)	3,061,158

(2)	Reconciliation items between accounting income and taxable income pursuant to the Corporate Income Tax Law of Korea for the years ended December 31, 2007 and 2006 are as follows (Units: In millions):

	2007				2006
Accounts	Temporary difference		Permanent difference		Temporary difference		Permanent difference
Taxable and non-deductible items:
Loss (gain) on fair value hedges	(Won)	62,843	(Won)	—	(Won)	58,096	(Won)	—
Other allowances		745,768		—		776,661		—
Accrued interest		431,301		—		349,024		—
Tangible asset impairment losses		16,366		—		15,535		—
Deferred loan organization fee and cost		138,338		—		52,025		—

	2007				2006
Accounts	Temporary difference		Permanent difference		Temporary difference		Permanent difference
Interest on ELD	(Won)	11,295	(Won)	—	(Won)	13,936	(Won)	—
Stock options		38,301		—		42,754		—
Allowance for possible losses on acceptances and guarantees		36,512		—		18,772		—
Loss (gain) on valuation of derivatives		217,187		—		94,654		—
Goodwill		78,345		—		78,345		—
Present value discount		1,292		—		1,370		—
Dividends from SPC		14,202		—		17,373		—
Others		751,077		515,843		131,488		1,272,701

	(Won)	2,542,827	(Won)	515,843	(Won)	1,650,033	(Won)	1,272,701

Deductible and non-taxable items:
Loss (gain) on fair value hedges	(Won)	258,177	(Won)	—	(Won)	62,843	(Won)	—
Other allowances		776,661		—		875,835		—
Allowance for loan losses		—		—		37,626		—
Accrued interest		475,473		—		431,301		—
Tangible asset impairment losses		15,535		—		11,466		—
Deferred loan organization fee and cost		178,858		—		126,531		—
Interest on ELD		15,732		—		25,737		—
Stock options		42,754		—		46,905		—
Allowance for possible losses on acceptances and guarantees		18,772		—		10,141		—
Loss (gain) on valuation of derivatives		38,403		—		5,512		—
Present value discount		1,370		—		1,713		—
Dividends from SPC		259		—		89,177		—
Others		234,008		1,261,684		893,208		651,176

	(Won)	2,056,002	(Won)	1,261,684	(Won)	2,617,995	(Won)	651,176

(3)	Changes in cumulative temporary differences for the years ended December 31, 2007 and 2006, and deferred income tax assets (liabilities) as of December 31, 2007 and 2006 are as follows (Unit: In millions):

	2007
	Beginning balance (*1)		Deduction		Addition		Ending balance
(Deductible temporary differences)
Other allowances	(Won)	801,451	(Won)	776,661	(Won)	745,768	(Won)	770,558
Allowance for loan losses		276		—		—		276
Tangible asset impairment losses		15,535		15,535		16,366		16,366
Interest on ELD		19,307		15,732		11,295		14,870
Stock options		42,754		42,754		38,301		38,301
Allowance for possible losses on acceptances and guarantees		18,772		18,772		36,512		36,512
Loss (gain) on valuation of derivatives		38,403		38,403		217,187		217,187
Present value discount		1,370		1,370		1,292		1,292
Dividends from SPC		205,255		259		5,828		210,824
Allowance for repurchase SPC		80,204		—		—		80,204
Others		181,650		33,254		726,145		874,541

	(Won)	1,404,977	(Won)	942,740	(Won)	1,798,694	(Won)	2,260,931

	2007
	Beginning balance (*1)		Deduction		Addition		Ending balance
The exclusion of deferred income tax assets (*2):
Other allowances	(Won)	7,238					(Won)	512
Dividends from SPC		205,255						210,824
Allowance for repurchase SPC		80,204						80,204
Others		72,556						80,105

		1,039,724						1,889,286
Statutory tax rate		27.5%						27.5%

Deferred income tax assets		285,924						519,554

(Taxable temporary differences)
Loss (gain) on fair value hedges		(62,843)	(Won)	(62,843)	(Won)	(258,177)		(258,177)
Accrued interest		(431,301)		(431,301)		(475,473)		(475,473)
Deferred loan organization fee and cost		(138,338)		(138,338)		(178,858)		(178,858)
Goodwill		(300,324)		(78,345)		—		(221,979)
Dividends from SPC		(8,374)		(8,374)		—		—
Others		(350,727)		(24,932)		(200,754)		(526,549)

		(1,291,907)	(Won)	(744,133)	(Won)	(1,113,262)		(1,661,036)

The exclusion of deferred income tax liabilities:
Goodwill		(300,324)						(221,979)
Others		(72,406)						(82,464)

		(919,177)						(1,356,593)
Statutory tax rate		27.5%						27.5%

Deferred income tax liabilities		(252,774)						(373,063)

Net deferred income tax assets	(Won)	33,150					(Won)	146,491

(*1)	The adjustment based on the final tax return was reflected in the beginning deferred income tax assets.
(*2)	As of December 31, 2007, other allowances of (Won)512 million, dividends from SPC of (Won)210,824 million, allowances for repurchase SPC of (Won)80,204 million and other (equity method) of (Won)80,105 million in deductible temporary differences are not recoverable in the future; therefore, these were not recognized as deferred tax assets.

	2006
	Beginning balance (*1)		Deduction		Addition		Ending balance
(Deductible temporary differences)
Other allowances	(Won)	900,625	(Won)	875,835	(Won)	776,661	(Won)	801,451
Allowance for loan losses		37,626		37,626		—		—
Tangible asset impairment losses		11,466		11,466		15,535		15,535
Interest on ELD		31,108		25,737		13,936		19,307
Stock options		46,905		46,905		42,754		42,754
Allowance for possible losses on acceptances and guarantees		10,141		10,141		18,772		18,772
Present value discount		1,713		1,713		1,370		1,370
Dividends from SPC		268,685		80,803		17,373		205,255
Allowance for repurchase SPC		80,204		—		—		80,204
Others		396,882		59,697		128,360		465,545

	(Won)	1,785,355	(Won)	1,149,923	(Won)	1,014,761	(Won)	1,650,193

	2006
	Beginning balance (*1)		Deduction		Addition		Ending balance
The exclusion of deferred income tax assets(*2):
Other allowances	(Won)	—					(Won)	7,238
Dividends from SPC		268,685						205,255
Allowance for repurchase SPC		80,204						80,204
Others		57,611						72,556

		1,378,855						1,284,940
Statutory tax rate		27.5%						27.5%

Deferred income tax assets		379,185						353,359

(Taxable temporary differences)
Loss (gain) on fair value hedges		(58,096)	(Won)	(58,096)	(Won)	(62,843)		(62,843)
Accrued interest		(349,024)		(349,024)		(431,301)		(431,301)
Deferred loan organization fee and cost		(52,025)		(52,025)		(126,531)		(126,531)
Loss (gain) on valuation of derivatives		(94,654)		(94,654)		(5,512)		(5,512)
Goodwill		(378,669)		(78,345)		—		(300,324)
Dividends from SPC		—		—		(8,374)		(8,374)
Others		194,453		425,084		(405,299)		(635,930)

		(738,015)	(Won)	(207,060)	(Won)	(1,039,860)		(1,570,815)

The exclusion of deferred income tax liabilities:
Goodwill		(378,669)						(300,324)
Others		(44,567)						(72,406)

		(314,779)						(1,198,085)
Statutory tax rate		27.5%						27.5%

Deferred income tax liabilities		(86,564)						(329,473)

Net deferred income tax assets	(Won)	292,621					(Won)	23,886

(*1)	The adjustment based on the final tax return was reflected in the beginning deferred income tax assets.
(*2)	As of December 31, 2007, other allowances of (Won)7,238 million , dividends from SPC of (Won)205,255 million, allowances for repurchase SPC of (Won)80,204 million and other (equity method) of (Won)72,556 million in deductible temporary differences are not recoverable in the future; therefore, these were not recognized as deferred tax assets.

(4)	Income tax payable and income tax refund receivable as of December 31, 2007 and 2006 are as follows (Unit: In millions):

	2007		2006
Income tax refund receivable	(Won)	533,838	(Won)	617,690
Income tax payable		1,174,141		845,887

Net income tax payable (Note 16)(*)	(Won)	640,303	(Won)	228,197

(*)	Income tax payable of (Won)2,008 million and (Won)1,987 million as of December 31, 2007 and 2006, respectively, are due to overseas branch and others. Therefore, these are not eligible for set-off to income tax refund receivable.

(5)	Income tax expense for the year ended December 31, 2007 and 2006 is summarized as follows (Unit: In millions):

	2007		2006
Income tax currently payable(*)	(Won)	1,660,237	(Won)	829,396
Changes in deferred tax assets		(113,341)		268,735
Income tax expense of overseas branch		4,878		4,752

Total income tax effect		1,551,774		1,102,883
Income tax expense or benefit allocated directly to shareholder’s equity		204,253		(167,399)

	(Won)	1,756,027	(Won)	935,484

(*)	Income tax currently payable include additional income taxes payable of (Won)486,315 million and (Won)3,221 million, and income tax refund receivable of (Won)219 million and (Won)19,712 million as of December 31, 2007 and 2006, respectively.

(6)	The statutory income tax rates applicable to the Bank, including resident tax surcharges, are 27.5 percent for the years ended December 31, 2007 and 2006, respectively. However, due to tax adjustments, the effective tax rates for the years ended December 31, 2007 and 2006 are 38.77 percent and 27.45 percent, respectively.

25.	EARNINGS PER SHARE:

(1)	Basic net income per share

Basic net income per share were calculated for common stock by dividing net income available to common shareholders by the weighted average number of outstanding common stock.

Net income per share for common stock for the years ended December 31, 2007 and 2006 was computed as follows:

1)	Outstanding capital stock for the years ended December 31, 2007 and 2006 were as follows:

	2007		2006
	Number of shares	Number of shares x number of days	Number of shares	Number of shares x number of days
Number of common shares outstanding-beginning balance	336,379,116	122,778,377,340	336,379,116	122,778,377,340
Number of treasury stock outstanding-beginning balance	—	—	(217,935)	(79,546,275)
Sale of treasury stock	—	—	217,935	77,348,731

	336,379,116	122,778,377,340	336,379,116	122,776,179,796

Weighted average number of common shares outstanding (2007):

122,778,377,340 ÷ 365 days = 336,379,116 shares

Weighted average number of common shares outstanding (2006):

122,776,179,796 ÷ 365 days = 336,373,095 shares

2)	The basic net income per share for the years ended December 31, 2007 and 2006 were as follows (Unit: In Won):

	2007		2006
Net income	(Won)	2,773,843,133,424	(Won)	2,472,111,192,678
Weighted average number of common shares outstanding		336,379,116		336,373,095

Net income per share	(Won)	8,246	(Won)	7,349

(2)	Diluted net income per share

Diluted net income for the years ended December 31, 2007 and 2006 represent diluted net income divided by the number of common shares and diluted securities.

Diluted net income per share for the years ended December 31, 2007 and 2006 was computed as follows (Unit: In Won):

	2007		2006
Diluted net income	(Won)	2,773,843,133,424	(Won)	2,472,111,192,678
Weighted average number of common shares outstanding and diluted securities (*)		337,132,891		336,375,518

Diluted net income per share	(Won)	8,228	(Won)	7,349

(*)	The fair value of the service to be received has been reflected in the exercise price in calculating the diluted shares. The diluted shares included in the outstanding common shares are 753,775 shares and 2,423 shares as of December 31, 2007 and 2006, respectively.

26.	COMPREHENSIVE INCOME:

Comprehensive income for the years ended December 31, 2007 and 2006 were as follows (Unit: In millions):

	2007		2006
Net income	(Won)	2,773,843	(Won)	2,472,111
Other comprehensive income:
Gain (loss) on valuation of available-for-sale securities		(518,226)		372,188
Loss on valuation of held-to-maturity securities		(56)		(328)
Gain (loss) on valuation of securities using the equity method		(24,848)		14,940

	(Won)	2,230,713	(Won)	2,858,911

27.	TRUST ACCOUNTS:

(1)	Major financial information related to the trust accounts as of and for the years ended December 31, 2007 and 2006 were as follows (Unit : In millions):

	2007		2006
Operating revenue of trust operation:
Trust fees and commissions from trust accounts	(Won)	93,406	(Won)	97,141
Commissions from early redemption in trust accounts		21		19

	(Won)	93,427	(Won)	97,160

Operating expenses of trust operation:
Accrued interest on trust accounts	(Won)	73,746	(Won)	48,231

Assets:
Accrued receivable trust fees	(Won)	86,063	(Won)	81,650

Liabilities:
Due to trust accounts	(Won)	1,427,154	(Won)	1,281,185
Accrued interest on trust accounts		3,048		3,017

	(Won)	1,430,202	(Won)	1,284,202

(2)	As of December 31, 2007 and 2006, trust accounts for which the Bank provided the guarantees for a fixed rate of return and/or the repayment of principal consisted of following (Unit: In millions):

		2007				2006
	Name of fund	Book value		Fair value		Book value		Fair value
Trust accounts guaranteeing the repayment of principal:	Old age pension (*1 & 2)	(Won)	10,231	(Won)	10,164	(Won)	13,331	(Won)	13,305
	Personal pension (*1 & 2)		2,244,478		2,185,306		2,256,483		2,230,879
	Pension trust		556,333		556,333		463,785		463,785
	Retirement trust		456,460		456,460		512,951		512,951
	New personal pension		68,092		68,092		68,648		68,648
	New old age pension		50,569		50,569		100,176		100,176

			3,386,163		3,326,924		3,415,374		3,389,744

Trust accounts guaranteeing a fixed rate of return and the repayment of principal:	Development money trust (*1)		73,427		73,440		70,464		70,478
	Unspecified monetary trust (*1)		151		151		153		153

			73,578		73,591		70,617		70,631

		(Won)	3,459,741	(Won)	3,400,515	(Won)	3,485,991	(Won)	3,460,375

(*1)	These funds were not stated at fair value but at book value.
(*2)	The book value is greater than the fair value, but the Bank is not obligated to pay the difference since these are yield-based dividend instruments.

28.	SEGMENT INFORMATION:

(1)	As of December 31, 2007 and 2006, the Bank’s operating segments are consumer banking, corporate banking, credit card operation, treasury operation of investment in securities (including derivatives) and funding, and other operations of general administration and trust. Geographical segment are segregated into two segments: domestic and overseas operations.

As of and for the year ended December 31, 2007, financial information on the Bank’s operating segments was as follows (Unit: In millions):

	Consumer		Corporate		Credit card		Capital market		Other		Total
Securities	(Won)	—	(Won)	15,179	(Won)	127,866	(Won)	27,845,957	(Won)	2,788,357	(Won)	30,777,359
Loans		87,650,627		72,497,327		9,140,764		2,088,198		173,077		171,549,993

Operating income before provision	(Won)	1,958,694	(Won)	1,024,232	(Won)	763,786	(Won)	(21,538)	(Won)	1,132,756	(Won)	4,857,930

As of and for the year ended December 31, 2006, financial information on the Bank’s operating segments was as follows (Unit: In millions):

	Consumer		Corporate		Credit card		Capital market		Other		Total
Securities	(Won)	—	(Won)	222,892	(Won)	84,156	(Won)	25,946,509	(Won)	3,128,923	(Won)	29,382,480
Loans		84,258,294		55,001,230		7,608,708		2,872,625		126,325		149,867,182

Operating income before provision	(Won)	2,075,623	(Won)	860,563	(Won)	997,825	(Won)	18,116	(Won)	528,418	(Won)	4,480,545

(2)	Financial information on the Bank’s geographical segments as of and for the year ended December 31, 2007 was as follows (Unit: In millions):

	Domestic		Overseas		Total
Securities	(Won)	30,763,051	(Won)	14,308	(Won)	30,777,359
Loans		170,905,003		644,990		171,549,993

Operating income before provision	(Won)	4,842,362	(Won)	15,568	(Won)	4,857,930

Financial information on the Bank’s geographical segments as of and for the year ended December 31, 2006 was as follows (Unit: In millions):

	Domestic		Overseas		Total
Securities	(Won)	29,382,480	(Won)	—	(Won)	29,382,480
Loans		149,481,281		385,901		149,867,182

Operating income before provision	(Won)	4,464,429	(Won)	16,116	(Won)	4,480,545

29.	RELATED PARTY TRANSACTIONS:

(1)	The subsidiaries of the Bank as of December 31, 2007 and 2006 were as follows:

	2007	2006
Domestic Subsidiaries	KB Investment Co., Ltd.	KB Investment Co., Ltd.
	KB Futures Co., Ltd.	KB Futures Co., Ltd.
	KB Data System Co., Ltd.	KB Data System Co., Ltd.
	KB Asset Management Co., Ltd.	KB Asset Management Co., Ltd.
	KB Real Estate Trust Co., Ltd.	KB Real Estate Trust Co., Ltd.
	KB Credit Information Co., Ltd.	KB Credit Information Co., Ltd.
	KB Life Insurance Co., Ltd.	KB Life Insurance Co., Ltd.
NPC 02-4 Kookmin Venture Fund(*)
Overseas Subsidiaries	Kookmin Bank International Ltd. (London)	Kookmin Bank International Ltd. (London)
	Kookmin Bank Hong Kong Ltd.	Kookmin Bank Hong Kong Ltd.

(*)	Excluded from consolidated subsidiaries due to the beginning of liquidation on April 1, 2007 and it has been finalized on September 21, 2007.

(2)	The various employee benefits for the major directors for the years ended December 31, 2007 and 2006 were as follows (Unit: In millions):

	2007						2006
	Short-term employee benefits (*)		Stock option		Total		Short-term employee benefits (*)		Stock option		Total
Registered officers (Standing)	(Won)	4,291	(Won)	(50)	(Won)	4,241	(Won)	3,968	(Won)	6,220	(Won)	10,188
Registered officers (Non-Standing)		624		24		648		575		533		1,108

	(Won)	4,915	(Won)	(26)	(Won)	4,889	(Won)	4,543	(Won)	6,753	(Won)	11,296

(*)	Short-term employee benefits are based on the actual payment.
(**)	The key management includes Registered officers who have authorities and responsibilities for decision-making of the business plan, operations and control over the Bank.

(3)	Significant balances with related parties as of December 31, 2007 and 2006 were as follows (Unit: In millions):

	2007
	Assets		Allowance		Liabilities
Subsidiaries:
Trust accounts (trust accounts guaranteed a fixed rate of return and/or the repayment of principal) (*)	(Won)	71,996	(Won)	—	(Won)	288,305
KB Investment Co., Ltd.		1,410		12		163
KB Futures Co., Ltd.		153		—		9,388
KB Data System Co., Ltd.		61		—		28,892
KB Asset Management Co., Ltd.		108		—		87,839
KB Real Estate Trust Co., Ltd.		3,774		31		10,638
KB Credit Information Co., Ltd.		95		—		32,349
KB Life Insurance Co., Ltd.		3,461		—		8,369
Kookmin Bank International Ltd. (London)		341,461		—		85,754
Kookmin Bank Hong Kong Ltd.		166,149		—		3,634

		588,668		43		555,331

	2007
	Assets		Allowance		Liabilities
Investee under the equity method:
Jooeun Industrial Co., Ltd.	(Won)	37,181	(Won)	18,590	(Won)	—

		37,181		18,590		—

	(Won)	625,849	(Won)	18,633	(Won)	555,331

	2006
	Assets		Allowance		Liabilities
Subsidiaries:
Trust accounts (trust accounts guaranteed a fixed rate of return and/or the repayment of principal) (*)	(Won)	68,949	(Won)	—	(Won)	157,695
KB Investment Co., Ltd.		—		—		12,608
KB Futures Co., Ltd.		926		—		8,095
KB Data System Co., Ltd.		42		—		22,918
KB Asset Management Co., Ltd.		99		—		58,289
KB Real Estate Trust Co., Ltd.		862		6		549
KB Credit Information Co., Ltd.		120		—		29,462
KB Life Insurance Co., Ltd.		3,167		—		6,113
Kookmin Bank International Ltd. (London)		231,563		—		49,536
Kookmin Bank Hong Kong Ltd.		178,590		—		12,285

		484,318		6		357,550

Investee under the equity method:
Pacific IT Investment Partnership		—		—		51
Jooeun Industrial Co., Ltd.		60,858		31,677		—
NPC 02-4 Kookmin Venture Fund		—		—		13,189

		60,858		31,677		13,240

	(Won)	545,176	(Won)	31,683	(Won)	370,790

(*)	Trust accounts guaranteeing the repayment of principal or a fixed rate of return.

(4)	Significant transactions with related parties for the years ended December 31, 2007 and 2006 were as follows (Unit: In millions):

	2007
	Revenue		Bad debt expenses		Expenses (*2)
Subsidiaries:
Trust accounts (trust accounts guaranteed a fixed rate of return and/or the repayment of principal) (*1)	(Won)	36,813	(Won)	—	(Won)	6,260
KB Investment Co., Ltd.		18		12		412
KB Futures Co., Ltd.		57		—		2,207
KB Data System Co., Ltd.		139		—		34,677
KB Asset Management Co., Ltd.		832		—		3,497
KB Real Estate Trust Co., Ltd.		278		25		1,999
KB Credit Information Co., Ltd.		169		—		59,418
KB Life Insurance Co., Ltd.		43,773		—		5
Kookmin Bank International Ltd. (London)		12,439		—		3,852
Kookmin Bank Hong Kong Ltd.		11,631		—		1,322

		106,149		37		113,649

Investee under the equity method:
Jooeun Industrial Co., Ltd.		—		(13,086)		—
NPC 02-4 Kookmin Venture Fund		—		—		279

		—		(13,086)		279

	(Won)	106,149	(Won)	(13,049)	(Won)	113,928

	2006
	Revenue		Bad debt expenses		Expenses(*2)
Subsidiaries:
Trust accounts (trust accounts guaranteed a fixed rate of return and/or the repayment of principal) (*1)	(Won)	42,528	(Won)	—	(Won)	4,255
KB Investment Co., Ltd.		1		—		341
KB Futures Co., Ltd.		92		—		1,756
KB Data System Co., Ltd.		39		—		27,356
KB Asset Management Co., Ltd.		783		—		1,961
KB Real Estate Trust Co., Ltd.		1,424		(87)		—
KB Credit Information Co., Ltd.		234		—		69,368
KB Life Insurance Co., Ltd.		36,679		—		2
Kookmin Bank International Ltd. (London)		11,072		—		4,394
Kookmin Bank Hong Kong Ltd.		9,702		(46)		2,136

		102,554		(133)		111,569

Investee under the equity method:
Pacific IT Investment Partnership		—		—		11
Jooeun Industrial Co., Ltd.		—		16,514		—
NPC 02-4 Kookmin Venture Fund		6		—		504

		6		16,514		515

	(Won)	102,560	(Won)	16,381	(Won)	112,084

(*1)	Trust accounts guaranteeing the repayment of principal or a fixed rate of return.
(*2)	Bad debt expenses excluded.

In addition, the Bank purchased fixed assets from KB Data System Co., Ltd. amounting to (Won)24,896 million and (Won)27,387 million for the years ended December 31, 2007 and 2006, respectively.

30.	EMPLOYEE BENEFITS:

The Bank has employee benefits programs, such as support for rent of houses, scholarship, medical insurance, accident compensation, compensated leave, gym facilities and other benefits.

31.	CASH FLOWS:

(1)	Cash flows from operating activities are presented by the indirect method.

(2)	The cash and due from banks in the statements of cash flows for the years ended December 31, 2007 and 2006 were as follows (Unit : In millions)

	2007		2006
Cash and checks	(Won)	2,287,607	(Won)	2,725,644
Foreign currencies		189,463		151,406
Due from banks		4,067,684		3,691,256

		6,544,754		6,568,306
Restricted due from banks		(4,010,991)		(3,280,487)

	(Won)	2,533,763	(Won)	3,287,819

(3)	Significant transactions not involving cash inflows and outflows for the years ended December 31, 2007 and 2006 were as follows (Unit : In millions):

	2007		2006
Changes in accumulated other comprehensive income from valuation of available-for-sale securities	(Won)	(543,130)	(Won)	386,800
Increase in available-for-sale securities from debt-equity swap		12,691		—
Reclassification of tangible assets to intangible assets		—		30,035
Decrease in allowance for bad debt by disposal and repurchase of nonperforming loan		69,435		109,325
Write-offs of loans and decrease of loans from principal exemption		827,485		1,698,050

32.	FINANCIAL INFORMATION OF THE FOURTH QUARTER:

The major operating results of 4th quarter in 2007 and 2006 (unaudited) are as follows (Unit: In millions):

	4th quarter
	2007		2006
Operating revenue	(Won)	5,928,305	(Won)	5,087,434
Operating expenses		5,152,205		4,827,401

Operating income		776,100		260,033
Non-operating income		101,795		117,862
Non-operating expenses		71,967		77,260

Income before income tax		805,928		300,635
Income tax expense		225,864		86,625

Net income	(Won)	580,064	(Won)	214,010

Net income per share	(Won)	1,724	(Won)	636

Diluted net income per share	(Won)	1,721	(Won)	636

33.	APPROVAL DATE OF FINANCIAL STATEMENTS:

Financial statements to be presented at the annual shareholders’ meeting were approved by the board of directors on February 29, 2008.

Independent Accountant’s Review Report

on Internal Accounting Control System (“IACS”)

English Translation of a Report Originally Issued in Korean

To the Representative Director of

Kookmin Bank

We have reviewed the accompanying Report on the Management’s Assessment of IACS (the “Management’s Report”) of Kookmin Bank (the “Bank”) as of December 31, 2007. The Management’s Report, and the design and operation of IACS are the responsibility of the Bank’s management. Our responsibility is to review the Management’s Report and issue a review report based on our procedures. The Bank’s management stated in the accompanying Management’s Report that “based on the assessment of the IACS as of December 31, 2007, the Bank’s IACS has been appropriately designed and is operating effectively as of December 31, 2007, in all material respects, in accordance with the IACS Framework established by the Korea Listed Companies Association.”

We conducted our review in accordance with the IACS Review Standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform a review, objective of which is to obtain a lower level of assurance than an audit, of the Management’s Report in all material respects. A review includes obtaining an understanding of the Bank’s IACS and making inquiries regarding the Management’s Report and, when deemed necessary, performing a limited inspection of underlying documents and other limited procedures.

The Bank’s IACS represents internal accounting policies and a system to manage and operate such policies to provide reasonable assurance regarding the reliability of financial statements prepared, in accordance with accounting principles generally accepted in the Republic of Korea, for the purpose of preparing and disclosing reliable accounting information. Because of its inherent limitations, IACS may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness of IACS to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that causes us to believe that the Management’s Report referred to above is not fairly stated, in all material respects, in accordance with the IACS Framework established by the Korea Listed Companies Association.

Our review is based on the Bank’s IACS as of December 31, 2007, and we did not review its IACS subsequent to December 31, 2007. This report has been prepared pursuant to the Acts on External Audit for Stock Companies in the Republic of Korea and may not be appropriate for other purposes or for other users.

March 3, 2008

Report on the Operations of the Internal Accounting Control System

To the Board of Directors and Audit Committee of Kookmin Bank

I, as the Internal Accounting Control Officer (“IACO”) of Kookmin Bank (“the Company”), assessed the status of the design and operations of the Company’s internal accounting control system (“IACS”) for the year ended December 31, 2007.

The Company’s management including the IACO is responsible for designing and operating the IACS. I, as the IACO, assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of establishing the reliability of financial reporting and the preparation of financial statements for external purposes. I, as the IACO, applied the IACS standard for the assessment of design and operations of the IACS.

Based on the assessment on the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2007, in all material respects, in accordance with the IACS standards.

February 22, 2008

, Internal Accounting Control Officer
/s/ Donald H. MacKenzie
Senior EVP / CFO
, President and Chief Executive Officer
/s/ Chung Won Kang